SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AUG 2 5 2004

04041599

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for August 23, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-117485
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

PROCESSED
AUG 2 7 2004
THOMSON
FINANCIAL

116808 GSR 2004-10F
Form SE

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 23, 2004.

GS MORTGAGE SECURITIES CORP.

By: ______________________________
Name: Chris Gething
Title: Vice President

116808 GSR 2004-10F
Form SE

<u>Exhibit Index</u>

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEETS ARE BEING FILED IN PAPER.

PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEETS

for

GS MORTGAGE SECURITIES CORP.

GSR Trust 2004-10F, Mortgage Pass-Through Certificates, Series 2004-10F

116808 GSR 2004-10F
Form SE

Preliminary Structural and Collateral Term Sheet

$596,908,000 (Approximate) of Senior Certificates
GSR Mortgage Loan Trust 2004-10F
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-10F

Features of the Transaction

- The offering consists of senior certificates and one PO certificate, totaling approximately $596,908,000, expected to be rated AAA by 2 of: S&P, Moody's, or Fitch. The five tracks of 15 year residential mortgage-backed certificates are expected to be approximately:
  - $210,810,000 of 4.50% coupons (Track 1)
  - $242,662,000 of 5.00% coupons (Track 2)
  - $64,017,000 of 5.50% coupons (Track 3)
  - $55,894,000 of 6.00% coupons (Track 4)
  - $21,998,000 of 8.00% coupons (Track 5)
- The overall expected amount of credit support for the 15 year senior certificates is 1.25% +/- 0.50% for the Mortgage Loans in the form of subordination with a shifting interest structure and a five-year prepayment lockout.
- Collateral consists primarily of conventional fixed rate 15 year mortgage loans secured by first liens on one-to-four family residential properties, serviced by ABN AMRO Mortgage Group, Inc., Cendant Mortgage Corporation, Chase Manhattan Mortgage Corporation, CitiMortgage, Inc., Countrywide Home Loans Servicing LP, First Horizon Home Loans Servicing LP, GMAC Mortgage Corp, National City Mortgage Co., Washington Mutual, FA, and Wells Fargo Home Mortgage, Inc with Chase Manhattan Mortgage Corporation as the Master Servicer.
- The complete offering is expected to also include senior certificates backed by 30 year collateral. The IO and PO certificates are expected to be crossed with both the 15 and 30 year collateral.
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	August 26, 2004
Cut-off Date:	August 1, 2004
First Distribution Date:	September 27, 2004
Distribution Date:	25th or NBD of each month

Key Terms

Issuer: GSR Mortgage Loan Trust 2004-10F
Underwriter: Goldman, Sachs & Co.
Originators: ABN AMRO Mortgage Group, Inc., Cendant Mortgage Corporation, Chase Manhattan Mortgage Corporation, CitiMortgage, Inc., Countrywide Home Loans, Inc., GMAC Mortgage Corp. National City Mortgage Co., and GE Mortgage Services, LLC
Servicers: ABN AMRO Mortgage Group, Inc. (AB), Cendant Mortgage Corporation (CE), Chase Manhattan Mortgage Corporation (CH), CitiMortgage, Inc. (CM), Countrywide Home Loans Servicing LP (CW), First Horizon Home Loans Servicing LP (FH), GMAC Mortgage Corp (GM), National City Mortgage Co. (NC), Washington Mutual, FA (WM), and Wells Fargo Home Mortgage, Inc (WF)
Master Servicer: Chase Manhattan Mortgage Corporation
Trustee: Wachovia Bank, National Association
Securities Administrator: JPMorgan Chase Bank
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, to the extent of at least one-half the servicing fee for such Distribution Date
Legal Investment: The senior certificates are expected to be SMMEA eligible at settlement
Interest Accrual: Prior calendar month for fixed rate bonds and 25th to 24th for floating rate bonds
Clean Up Call: 10% of the Cut-off Date principal balance of the Loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment: REMIC; senior certificates are regular interests
Structure: Senior/Subordinate; shifting interest structure with a five-year prepayment lockout to junior certificates
Expected Subordination: 1.25% +/- 0.50%
Expected Rating Agencies: 2 of: S&P, Moody's, or Fitch
Minimum Denomination: Senior certificates - $25,000
Delivery: Senior certificates - DTC

Preliminary Collateral Information[1]	Track 1	Track 2	Track 3	Track 4	Track 5	Total
Total Outstanding Principal Balance:	$215,025,000	$245,734,000	$64,828,000	$56,602,000	$22,277,000	$604,466,000
Number of Mortgage Loans[2]:	644	904	307	333	315	1,376
Average Current Principal Balance of the Mortgage Loans (000's)[3]:	$529	$503	$456	$258	$230	$439
Weighted Average Annual Mortgage Interest Rate:	4.82%	5.17%	5.58%	6.68%	7.13%	5.30%
Expected Administrative Fees (Including Servicing and Trustee Fees):	0.22%	0.24%	0.24%	0.25%	0.25%	0.23%
Weighted Average Amortized Term To Maturity (Months):	176	174	172	116	104	166
Weighted Average Seasoning (Months):	3	4	5	56	67	11
Weighted Average Current Loan-To-Value Ratio:	57%	59%	61%	47%	45%	57%
Owner Occupied:	91%	91%	88%	93%	94%	91%
Single Family and PUD:	95%	95%	91%	92%	90%	94%
Current FICO:	747	737	727	727	717	738
California Concentration:	32%	30%	25%	21%	23%	29%
Servicers[4]:	CW: 52% NC: 24% GM: 16% CE: 8%	GM: 52% CW: 19% NC: 19% CE: 11%	GM: 71% CE: 15% NC: 13% CW: 1% WF: less than 1%	CH: 47% WF: 20% GM: 8% WM: 7% NC: 6% CM: 6% Others: 6%	CH: 43% WF: 26% WM: 8% CM: 8% GM: 4% NC: 4% Others: 6%	GM: 35% CW: 26% NC: 18% CE: 9% CH: 6% Others: 5%

[1] The final collateral will be a subset of the mortgage loans used to determine the information under the Collateral Description.
[2] This represents the number of mortgage loans contributing all or part of their cash flow to the respective track. The total number of mortgage loans is 1,376 and the total principal balance is approximately $604,466,000
[3] This represents the average original principal balance of mortgage loans contributing all or part of their cash flow to the respective track.
[4] Totals may not sum to 100% due to rounding.

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Preliminary Structural and Collateral Term Sheet

$596,908,000 (Approximate) of Senior Certificates
GSR Mortgage Loan Trust 2004-10F
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-10F

Features of the Transaction

- The offering consists of senior certificates and one PO certificate, totaling approximately $596,908,000, expected to be rated AAA by 2 of: S&P, Moody's, or Fitch. The five tracks of 15 year residential mortgage-backed certificates are expected to be approximately:
  $210,810,000 of 4.50% coupons (Track 1)
  $242,662,000 of 5.00% coupons (Track 2)
  $64,017,000 of 5.50% coupons (Track 3)
  $55,894,000 of 6.00% coupons (Track 4)
  $21,998,000 of 8.00% coupons (Track 5)
- The overall expected amount of credit support for the 15 year senior certificates is 1.25% +/- 0.50% for the Mortgage Loans in the form of subordination with a shifting interest structure and a five-year prepayment lockout.
- Collateral consists primarily of conventional fixed rate 15 year mortgage loans secured by first liens on one-to-four family residential properties, serviced by ABN AMRO Mortgage Group, Inc., Cendant Mortgage Corporation, Chase Manhattan Mortgage Corporation, CitiMortgage, Inc., Countrywide Home Loans Servicing LP, First Horizon Home Loans Servicing LP, GMAC Mortgage Corp, National City Mortgage Co., Washington Mutual, FA, and Wells Fargo Home Mortgage, Inc with Chase Manhattan Mortgage Corporation as the Master Servicer.
- The complete offering is expected to also include senior certificates backed by 30 year collateral. The IO and PO certificates are expected to be crossed with both the 15 and 30 year collateral.
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	August 26, 2004
Cut-off Date:	August 1, 2004
First Distribution Date:	September 27, 2004
Distribution Date:	25th or NBD of each month

Key Terms

Issuer: GSR Mortgage Loan Trust 2004-10F
Underwriter: Goldman, Sachs & Co.
Originators: ABN AMRO Mortgage Group, Inc., Cendant Mortgage Corporation, Chase Manhattan Mortgage Corporation, CitiMortgage, Inc., Countrywide Home Loans, Inc., GMAC Mortgage Corp, National City Mortgage Co., and GE Mortgage Services, LLC
Servicers: ABN AMRO Mortgage Group, Inc. (AB), Cendant Mortgage Corporation (CE), Chase Manhattan Mortgage Corporation (CH), CitiMortgage, Inc. (CM), Countrywide Home Loans Servicing LP (CW), First Horizon Home Loans Servicing LP (FH), GMAC Mortgage Corp (GM), National City Mortgage Co. (NC). Washington Mutual, FA (WM), and Wells Fargo Home Mortgage, Inc (WF)
Master Servicer: Chase Manhattan Mortgage Corporation
Trustee: Wachovia Bank, National Association
Securities Administrator: JPMorgan Chase Bank
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, to the extent of at least one-half the servicing fee for such Distribution Date
Legal Investment: The senior certificates are expected to be SMMEA eligible at settlement
Interest Accrual: Prior calendar month for fixed rate bonds and 25th to 24th for floating rate bonds
Clean Up Call: 10% of the Cut-off Date principal balance of the Loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment: REMIC; senior certificates are regular interests
Structure: Senior/Subordinate; shifting interest structure with a five-year prepayment lockout to junior certificates
Expected Subordination: 1.25% +/- 0.50%
Expected Rating Agencies: 2 of: S&P, Moody's, or Fitch
Minimum Denomination: Senior certificates - $25,000
Delivery: Senior certificates - DTC

Preliminary Collateral Information[1]	Track 1	Track 2	Track 3	Track 4	Track 5	Total
Total Outstanding Principal Balance:	$215,025,000	$245,734,000	$64,828,000	$56,602,000	$22,277,000	$604,466,000
Number of Mortgage Loans[2]:	644	904	307	333	315	1,376
Average Current Principal Balance of the Mortgage Loans (000's)[3]:	$529	$503	$456	$258	$230	$439
Weighted Average Annual Mortgage Interest Rate:	4.82%	5.17%	5.58%	6.68%	7.13%	5.30%
Expected Administrative Fees (Including Servicing and Trustee Fees):	0.22%	0.24%	0.24%	0.25%	0.25%	0.23%
Weighted Average Amortized Term To Maturity (Months):	176	174	172	116	104	166
Weighted Average Seasoning (Months):	3	4	5	56	67	11
Weighted Average Current Loan-To-Value Ratio:	57%	59%	61%	47%	45%	57%
Owner Occupied:	91%	91%	88%	93%	94%	91%
Single Family and PUD:	95%	95%	91%	92%	90%	94%
Current FICO:	747	737	727	727	717	738
California Concentration:	32%	30%	25%	21%	23%	29%
Servicers[4]:	CW: 52% NC: 24% GM: 16% CE: 8%	GM: 52% CW: 19% NC: 19% CE: 11%	GM: 71% CE: 15% NC: 13% CW: 1% WF: less than 1%	CH: 47% WF: 20% GM: 8% WM: 7% NC: 6% CM: 6% Others: 6%	CH: 43% WF: 26% WM: 8% CM: 8% GM: 4% NC: 4% Others: 6%	GM: 35% CW: 26% NC: 18% CE: 9% CH: 6% Others: 5%

[1] The final collateral will be a subset of the mortgage loans used to determine the information under the Collateral Description.
[2] This represents the number of mortgage loans contributing all or part of their cash flow to the respective track. The total number of mortgage loans is 1,376 and the total principal balance is approximately $604,466,000
[3] This represents the average original principal balance of mortgage loans contributing all or part of their cash flow to the respective track.
[4] Totals may not sum to 100% due to rounding.

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Preliminary Structural and Collateral Term Sheet

$596,908,000 (Approximate) of Senior Certificates
GSR Mortgage Loan Trust 2004-10F
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-10F

Features of the Transaction

- The offering consists of senior certificates and one PO certificate, totaling approximately $596,908,000, expected to be rated AAA by 2 of: S&P, Moody's, or Fitch. The five tracks of 15 year residential mortgage-backed certificates are expected to be approximately:
  $210,810,000 of 4.50% coupons (Track 1)
  $242,662,000 of 5.00% coupons (Track 2)
  $64,017,000 of 5.50% coupons (Track 3)
  $55,894,000 of 6.00% coupons (Track 4)
  $21,998,000 of 8.00% coupons (Track 5)
- The overall expected amount of credit support for the 15 year senior certificates is 1.25% +/- 0.50% for the Mortgage Loans in the form of subordination with a shifting interest structure and a five-year prepayment lockout.
- Collateral consists primarily of conventional fixed rate 15 year mortgage loans secured by first liens on one-to-four family residential properties, serviced by ABN AMRO Mortgage Group, Inc., Cendant Mortgage Corporation, Chase Manhattan Mortgage Corporation, CitiMortgage, Inc., Countrywide Home Loans Servicing LP, First Horizon Home Loans Servicing LP, GMAC Mortgage Corp, National City Mortgage Co., Washington Mutual, FA, and Wells Fargo Home Mortgage, Inc with Chase Manhattan Mortgage Corporation as the Master Servicer.
- The complete offering is expected to also include senior certificates backed by 30 year collateral. The IO and PO certificates are expected to be crossed with both the 15 and 30 year collateral.
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	August 26, 2004
Cut-off Date:	August 1, 2004
First Distribution Date:	September 27, 2004
Distribution Date:	25th or NBD of each month

Key Terms

Issuer: GSR Mortgage Loan Trust 2004-10F
Underwriter: Goldman, Sachs & Co.
Originators: ABN AMRO Mortgage Group, Inc., Cendant Mortgage Corporation, Chase Manhattan Mortgage Corporation, CitiMortgage, Inc., Countrywide Home Loans, Inc., GMAC Mortgage Corp, National City Mortgage Co., and GE Mortgage Services, LLC
Servicers: ABN AMRO Mortgage Group, Inc. (AB), Cendant Mortgage Corporation (CE), Chase Manhattan Mortgage Corporation (CH), CitiMortgage, Inc. (CM), Countrywide Home Loans Servicing LP (CW), First Horizon Home Loans Servicing LP (FH), GMAC Mortgage Corp (GM), National City Mortgage Co. (NC). Washington Mutual, FA (WM), and Wells Fargo Home Mortgage, Inc (WF)
Master Servicer: Chase Manhattan Mortgage Corporation
Trustee: Wachovia Bank, National Association
Securities Administrator: JPMorgan Chase Bank
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, to the extent of at least one-half the servicing fee for such Distribution Date
Legal Investment: The senior certificates are expected to be SMMEA eligible at settlement
Interest Accrual: Prior calendar month for fixed rate bonds and 25th to 24th for floating rate bonds
Clean Up Call: 10% of the Cut-off Date principal balance of the Loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment: REMIC; senior certificates are regular interests
Structure: Senior/Subordinate; shifting interest structure with a five-year prepayment lockout to junior certificates
Expected Subordination: 1.25% +/- 0.50%
Expected Rating Agencies: 2 of: S&P, Moody's, or Fitch
Minimum Denomination: Senior certificates - $25,000
Delivery: Senior certificates - DTC

Preliminary Collateral Information[1]	Track 1	Track 2	Track 3	Track 4	Track 5	Total
Total Outstanding Principal Balance:	$215,025,000	$245,734,000	$64,828,000	$56,602,000	$22,277,000	$604,466,000
Number of Mortgage Loans[2]:	644	904	307	333	315	1,376
Average Current Principal Balance of the Mortgage Loans (000's)[3]:	$529	$503	$456	$258	$230	$439
Weighted Average Annual Mortgage Interest Rate:	4.82%	5.17%	5.58%	6.68%	7.13%	5.30%
Expected Administrative Fees (Including Servicing and Trustee Fees):	0.22%	0.24%	0.24%	0.25%	0.25%	0.23%
Weighted Average Amortized Term To Maturity (Months):	176	174	172	116	104	166
Weighted Average Seasoning (Months):	3	4	5	56	67	11
Weighted Average Current Loan-To-Value Ratio:	57%	59%	61%	47%	45%	57%
Owner Occupied:	91%	91%	88%	93%	94%	91%
Single Family and PUD:	95%	95%	91%	92%	90%	94%
Current FICO:	747	737	727	727	717	738
California Concentration:	32%	30%	25%	21%	23%	29%
Servicers[4]:	CW: 52% NC: 24% GM: 16% CE: 8%	GM: 52% CW: 19% NC: 19% CE: 11%	GM: 71% CE: 15% NC: 13% CW: 1% WF: less than 1%	CH: 47% WF: 20% GM: 8% WM: 7% NC: 6% CM: 6% Others: 6%	CH: 43% WF: 26% WM: 8% CM: 8% GM: 4% NC: 4% Others: 6%	GM: 35% CW: 26% NC: 18% CE: 9% CH: 6% Others: 5%

[1] The final collateral will be a subset of the mortgage loans used to determine the information under the Collateral Description.
[2] This represents the number of mortgage loans contributing all or part of their cash flow to the respective track. The total number of mortgage loans is 1,376 and the total principal balance is approximately $604,466,000
[3] This represents the average original principal balance of mortgage loans contributing all or part of their cash flow to the respective track.
[4] Totals may not sum to 100% due to rounding.

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Preliminary Structural and Collateral Term Sheet

$596,861,000 (Approximate) of Senior Certificates
GSR Mortgage Loan Trust 2004-10F
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-10F

Features of the Transaction

- The offering consists of senior certificates and one PO certificate, totaling approximately $596,861,000, expected to be rated AAA by 2 of: S&P, Moody's, or Fitch. The four tracks of 30 year residential mortgage-backed certificates are expected to be approximately:
  $142,606,000 of 5.00% coupons (Track 6)
  $193,825,000 of 5.50% coupons (Track 7)
  $220,963,000 of 6.00% coupons (Track 8)
  $39,061,000 of 8.00% coupons (Track 9)
- The overall expected amount of credit support for the 30 year senior certificates is 2.75% +/- 0.50% for the Mortgage Loans in the form of subordination with a shifting interest structure and a five-year prepayment lockout.
- Collateral consists primarily of conventional fixed rate 30 year mortgage loans secured by first liens on one-to-four family residential properties, serviced by Cendant Mortgage Corporation, Chase Manhattan Mortgage Corporation, CitiMortgage, Inc., Countrywide Home Loans Servicing LP, First Horizon Home Loans Servicing LP, IndyMac Bank, F.S.B., National City Mortgage Co., Washington Mutual, FA, and Wells Fargo Home Mortgage, Inc with Chase Manhattan Mortgage Corporation as the Master Servicer.
- The complete offering is expected to also include senior certificates backed by 15 year collateral (Tracks 1 – 5). The IO and PO certificates are expected to be crossed with both the 15 and 30 year collateral.
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	August 26, 2004
Cut-off Date:	August 1, 2004
First Distribution Date:	September 27, 2004
Distribution Date:	25th or NBD of each month

Key Terms

Issuer: GSR Mortgage Loan Trust 2004-10F
Underwriter: Goldman, Sachs & Co.
Originators: ABN AMRO Mortgage Group, Inc., Cendant Mortgage Corporation, Chase Manhattan Mortgage Corporation, CitiMortgage, Inc., Countrywide Home Loans, Inc., GE Mortgage Services, LLC, and IndyMac Bank F.S.B.
Servicers: Cendant Mortgage Corporation (CE), Chase Manhattan Mortgage Corporation (CH), CitiMortgage, Inc. (CM), Countrywide Home Loans Servicing LP (CW), First Horizon Home Loans Servicing LP (FH), IndyMac Bank, F.S.B. (IM), National City Mortgage Co. (NC), Washington Mutual, FA (WM), and Wells Fargo Home Mortgage, Inc (WF)
Master Servicer: Chase Manhattan Mortgage Corporation
Trustee: Wachovia Bank, National Association
Securities Administrator: JPMorgan Chase Bank
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, to the extent of at least one-half the servicing fee for such Distribution Date
Legal Investment: The senior certificates are expected to be SMMEA eligible at settlement
Interest Accrual: Prior calendar month for fixed rate bonds and 25th to 24th for floating rate bonds
Clean Up Call: 10% of the Cut-off Date principal balance of the Loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment: REMIC; senior certificates are regular interests
Structure: Senior/Subordinate; shifting interest structure with a five-year prepayment lockout to junior certificates
Expected Subordination: 2.75% +/- 0.50%
Expected Rating Agencies: 2 of: S&P, Moody's, or Fitch
Minimum Denomination: Senior certificates - $25,000
Delivery: Senior certificates - DTC

Preliminary Collateral Information[1]	Track 6	Track 7	Track 8	Track 9	30 Yr Total
Total Outstanding Principal Balance:	$147,056,000	$199,306,000	$227,211,000	$40,166,000	$613,739,000
Number of Mortgage Loans[2]:	635	672	599	454	1,272
Average Current Principal Balance of the Mortgage Loans (000's)[3]:	$504	$504	$465	$435	$483
Weighted Average Annual Mortgage Interest Rate:	5.39%	5.59%	6.47%	7.02%	5.96%
Expected Administrative Fees (Including Servicing and Trustee Fees):	0.21%	0.21%	0.25%	0.25%	0.23%
Weighted Average Amortized Term To Maturity (Months):	356	356	347	305	349
Weighted Average Seasoning (Months):	3	3	11	48	9
Weighted Average Current Loan-To-Value Ratio:	66%	66%	72%	70%	69%
Owner Occupied:	95%	96%	98%	97%	97%
Single Family and PUD:	96%	95%	93%	95%	95%
Current FICO:	740	737	740	724	738
California Concentration:	40%	42%	50%	40%	45%
Servicers[4]:	CW: 64% IM: 22% CE: 14%	CW: 68% CE: 25% IM: 19%	CW: 88% CM: 4% WM: 3% FH: 3% NC: 2% CE: 1% CH: less than 1%	CW: 48% WM: 19% CM: 12% FH: 11% WF: 1% Others: less than 1%	CW: 69% CE: 12% IM: 12% WM: 2% CM: 2% FH: 2% Others: 1%

[1] The final collateral will be a subset of the mortgage loans used to determine the information under the Collateral Description.
[2] This represents the number of mortgage loans contributing all or part of their cash flow to the respective track. The total number of mortgage loans is 1,272 and the total principal balance is approximately $613,739,000
[3] This represents the average original principal balance of mortgage loans contributing all or part of their cash flow to the respective track.
[4] Totals may not sum to 100% due to rounding.

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

GS MORTGAGE SECURITIES CORP.

GSR Trust 2004-10F, Mortgage Pass-Through Certificates, Series 2004-10F

116808 GSR 2004-10F
Form SE

GSR 0410F Group 10 Summary

Balance	WAC	WAM	Age	WAL
$214,684,000.00	4.82	176	3	5.22381

Settlement	27-Aug-2004	**Prepay**	200 PSA
1st Pay Date	25-Sep-2004		

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dated Date	Notes		
1A5	66,853,000.00	4.5	09/04 - 04/19	5.19555	01-Aug-04	FIX	Passthrough	31.5344339623
1A4	14,051,000.00	4.5	09/09 - 04/19	9.18995	01-Aug-04	FIX	NAS 5yr hard lockout	
1A7	647,000.00	4.5	09/09 - 04/19	9.18995	01-Aug-04	FIX	NAS 5yr hard lockout	
1A6	50,000,000.00	4.5	09/04 - 07/13	3.70999	01-Aug-04	FIX	VNL	
1A3	28,475,000.00	4.5	10/10 - 04/19	9.82269	01-Aug-04	FIX	VNL combo of backends	
1A1	50,000,000.00	4.5	09/04 - 10/10	2.96001	01-Aug-04	FIX	VNL	
1A2	1,974,000.00	4.5	09/04 - 10/10	2.96001	01-Aug-04	FIX	VNL	212,000,000.00
10SUB	2,684,000.00	4.5	09/04 - 04/19	7.45611	01-Aug-04	FIX		

Pay Rules

1. **Pay 31.5344339623% to 1A5 to zero**
2. **Pay 68.4655660377% as follows:**
   - a. **Pay the nas lockout schedule and prepay amount pro rata to 1A4 and 1A7 to zero**
   - b. **Pay 44.4066263444% sequentially to 1A6 and 1A3 to zero**
   - c. **Pay 55.5933736556% as follows:**
     - i. **Pay 1A1 and 1A2 pro rata to zero**
     - ii. **Pay 1A3 to zero**
   - d. **Pay 1A4 and 1A7 pro rata to zero**

Percentage calcs:

	1A6	50,000,000.00	
	1A3 part1	7,928,000.00	44.4066263444
	1A1	50,000,000.00	
	1A2	1,974,000.00	
	1A3 part2	20,547,000.00	55.5933736556
		130,449,000.00	

NAS principle schedules for all NAS bonds:

Lock out scheduled percentage	
First 5 years	0%
Thereafter	100%

Lockout Prepayment Percentage	
Month <=	NAS Prepay %
60	0
72	30
84	40
96	60
108	80
120	100

Disclaimer:

hypo45s - Dec - 1A5

Date	1	2	3	4	5
27-Aug-04	100	100	100	100	100
25-Aug-05	95	93	92	88	84
25-Aug-06	90	85	79	69	59
25-Aug-07	85	75	65	49	35
25-Aug-08	79	66	54	35	21
25-Aug-09	73	57	44	24	12
25-Aug-10	67	49	35	17	7
25-Aug-11	61	42	28	11	4
25-Aug-12	54	35	22	8	2
25-Aug-13	47	29	17	5	1
25-Aug-14	40	23	12	3	1
25-Aug-15	32	17	9	2 *	
25-Aug-16	24	12	6	1 *	
25-Aug-17	15	7	3	1 *	
25-Aug-18	6	3	1 *	*	
25-Aug-19	0	0	0	0	0

WAL	8.22465	6.4461	5.19555	3.64637	2.78339
Principal Window	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19
Prepay	0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45s - Dec - 1A4

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	100	100	100	100	100
	25-Aug-06	100	100	100	100	100
	25-Aug-07	100	100	100	100	100
	25-Aug-08	100	100	100	100	100
	25-Aug-09	100	100	100	100	100
	25-Aug-10	92	90	88	84	67
	25-Aug-11	83	79	76	68	38
	25-Aug-12	74	68	62	51	21
	25-Aug-13	64	56	49	36	11
	25-Aug-14	54	45	36	23	6
	25-Aug-15	43	34	26	14	3
	25-Aug-16	32	24	17	8	1
	25-Aug-17	21	14	9	4	1
	25-Aug-18	8	5	3	1 *	
	25-Aug-19	0	0	0	0	0
WAL		10.24266	9.67564	9.18995	8.40484	7.01268
Principal Window		Sep09-Apr19	Sep09-Apr19	Sep09-Apr19	Sep09-Apr19	Sep09-Apr19
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45s - Dec - 1A7

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	100	100	100	100	100
	25-Aug-06	100	100	100	100	100
	25-Aug-07	100	100	100	100	100
	25-Aug-08	100	100	100	100	100
	25-Aug-09	100	100	100	100	100
	25-Aug-10	92	90	88	84	67
	25-Aug-11	83	79	76	68	38
	25-Aug-12	74	68	62	51	21
	25-Aug-13	64	56	49	36	11
	25-Aug-14	54	45	36	23	6
	25-Aug-15	43	34	26	14	3
	25-Aug-16	32	24	17	8	1
	25-Aug-17	21	14	9	4	1
	25-Aug-18	8	5	3	1 *	
	25-Aug-19	0	0	0	0	0
WAL		10.24266	9.67564	9.18995	8.40484	7.01268
Principal Window		Sep09-Apr19	Sep09-Apr19	Sep09-Apr19	Sep09-Apr19	Sep09-Apr19
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45s - Dec - 1A6

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	94	91	89	84	80
	25-Aug-06	87	80	73	60	47
	25-Aug-07	80	68	55	34	16
	25-Aug-08	73	56	40	16	0
	25-Aug-09	66	45	27	2	0
	25-Aug-10	59	36	18	0	0
	25-Aug-11	52	28	10	0	0
	25-Aug-12	44	20	4	0	0
	25-Aug-13	37	14	0	0	0
	25-Aug-14	28	7	0	0	0
	25-Aug-15	20	2	0	0	0
	25-Aug-16	11	0	0	0	0
	25-Aug-17	1	0	0	0	0
	25-Aug-18	0	0	0	0	0
WAL		7.0561	4.9909	3.70999	2.48694	1.95444
Principal Window		Sep04-Oct17	Sep04-Dec15	Sep04-Jul13	Sep04-Nov09	Sep04-Jul08
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

Disclaimer:

hypo45s - Dec - 1A1

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	93	90	87	81	75
	25-Aug-06	85	76	68	51	36
	25-Aug-07	76	61	46	21	0
	25-Aug-08	68	47	28	0	0
	25-Aug-09	59	33	13	0	0
	25-Aug-10	51	23	1	0	0
	25-Aug-11	42	13	0	0	0
	25-Aug-12	33	4	0	0	0
	25-Aug-13	24	0	0	0	0
	25-Aug-14	14	0	0	0	0
	25-Aug-15	3	0	0	0	0
	25-Aug-16	0	0	0	0	0
WAL		5.99386	3.9893	2.96001	2.06524	1.6557
Principal Window		Sep04-Dec15	Sep04-Feb13	Sep04-Oct10	Sep04-Jul08	Sep04-Aug07
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45s - Dec - 1A2

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	93	90	87	81	75
25-Aug-06	85	76	68	51	36
25-Aug-07	76	61	46	21	0
25-Aug-08	68	47	28	0	0
25-Aug-09	59	33	13	0	0
25-Aug-10	51	23	1	0	0
25-Aug-11	42	13	0	0	0
25-Aug-12	33	4	0	0	0
25-Aug-13	24	0	0	0	0
25-Aug-14	14	0	0	0	0
25-Aug-15	3	0	0	0	0
25-Aug-16	0	0	0	0	0
WAL	5.99386	3.9893	2.96001	2.06524	1.6557
Principal Window	Sep04-Dec15	Sep04-Feb13	Sep04-Oct10	Sep04-Jul08	Sep04-Aug07
Prepay	0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45s - Dec - 1A3

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	99
25-Aug-08	100	100	100	97	54
25-Aug-09	100	100	100	67	9
25-Aug-10	100	100	100	41	0
25-Aug-11	100	100	85	23	0
25-Aug-12	100	100	72	12	0
25-Aug-13	100	93	60	7	0
25-Aug-14	100	79	44	5	0
25-Aug-15	100	67	31	3	0
25-Aug-16	86	49	21	2	0
25-Aug-17	65	29	12	1	0
25-Aug-18	27	11	4 *		0
25-Aug-19	0	0	0	0	0
WAL	13.30662	11.81859	9.82269	6.11201	4.11422
Principal Window	Dec15-Apr19	Feb13-Apr19	Oct10-Apr19	Jul08-Apr19	Aug07-Feb10
Prepay	0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45s - Dec - 10SUB

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	95	95	95	95	95
	25-Aug-06	90	90	90	90	90
	25-Aug-07	85	85	85	85	85
	25-Aug-08	79	79	79	79	79
	25-Aug-09	73	73	73	73	73
	25-Aug-10	67	66	65	62	59
	25-Aug-11	61	58	56	50	45
	25-Aug-12	54	50	46	38	31
	25-Aug-13	47	41	36	27	19
	25-Aug-14	40	33	27	17	10
	25-Aug-15	32	25	19	10	5
	25-Aug-16	24	17	12	6	2
	25-Aug-17	15	10	7	3	1
	25-Aug-18	6	4	3	1 *	
	25-Aug-19	0	0	0	0	0

WAL	8.22465	7.81005	7.45611	6.89044	6.46267
Principal Window	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19
Prepay	0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45s - Dec - COLLAT

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	95	93	92	88	84
	25-Aug-06	90	85	79	69	59
	25-Aug-07	85	75	66	49	36
	25-Aug-08	79	66	54	35	21
	25-Aug-09	73	57	44	25	13
	25-Aug-10	67	49	36	17	7
	25-Aug-11	61	42	28	12	4
	25-Aug-12	54	35	22	8	2
	25-Aug-13	47	29	17	5	1
	25-Aug-14	40	23	13	3	1
	25-Aug-15	32	17	9	2 *	
	25-Aug-16	24	12	6	1 *	
	25-Aug-17	15	7	3	1 *	
	25-Aug-18	6	3	1 *	*	
	25-Aug-19	0	0	0	0	0
WAL		8.22465	6.46315	5.22381	3.68693	2.82939
Principal Window		Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

GSR 04-10F bbg group 1 summary

Balance	WAC	WAM	Age	WAL
$214,000,000.00	4.818	176	3	5.22365

Settlement	27-Aug-2004	**Prepay**	**200 PSA**
1st Pay Date	25-Sep-2004		

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dated Date	Notes	
1NAS	21,400,000.00	4.5	09/09 - 04/19	9.18984	01-Aug-04	FIX	**NAS, 5 YR LOCKOUT**
1G1	6,459,000.00	4	09/04 - 10/10	2.96057	01-Aug-04	FIX	
1G2	6,495,000.00	4.25	09/04 - 10/10	2.96057	01-Aug-04	FIX	
1G3	6,495,000.00	4.5	09/04 - 10/10	2.96057	01-Aug-04	FIX	
1GIO	1,078,500.00	4.5	09/04 - 10/10	2.96057	01-Aug-04	IO	**strips io from 1G1 to 1G3**
1GB	7,683,000.00	4.5	10/10 - 04/19	9.26328	01-Aug-04	FIX	
1H1	6,824,000.00	4	09/04 - 05/11	3.1462	01-Aug-04	FIX	
1H2	6,858,000.00	4.25	09/04 - 05/11	3.1462	01-Aug-04	FIX	
1H3	6,859,000.00	4.5	09/04 - 05/11	3.1462	01-Aug-04	FIX	
1HIO	1,139,222.00	4.5	09/04 - 05/11	3.1462	01-Aug-04	IO	**strips io from 1H1 to 1H3**
1HB	6,591,000.00	4.5	05/11 - 04/19	9.72898	01-Aug-04	FIX	
1Q1	7,147,000.00	4	09/04 - 12/11	3.32193	01-Aug-04	FIX	
1Q2	7,180,000.00	4.25	09/04 - 12/11	3.32193	01-Aug-04	FIX	
1Q3	7,182,000.00	4.5	09/04 - 12/11	3.32193	01-Aug-04	FIX	
1QIO	1,193,000.00	4.5	09/04 - 12/11	3.32193	01-Aug-04	IO	**strips io from 1Q1 to 1Q3**
1QB	5,623,000.00	4.5	12/11 - 04/19	10.19002	01-Aug-04	FIX	
1R1	7,485,000.00	4	09/04 - 09/12	3.51927	01-Aug-04	FIX	
1R2	7,516,000.00	4.25	09/04 - 09/12	3.51927	01-Aug-04	FIX	
1R3	7,518,000.00	4.5	09/04 - 09/12	3.51927	01-Aug-04	FIX	
1RIO	1,249,222.00	4.5	09/04 - 09/12	3.51927	01-Aug-04	IO	**strips io from 1R1 to 1R3**
1RB	4,613,000.00	4.5	09/12 - 04/19	10.7304	01-Aug-04	FIX	
1T1	7,784,000.00	4	09/04 - 07/13	3.70922	01-Aug-04	FIX	
1T2	7,815,000.00	4.25	09/04 - 07/13	3.70922	01-Aug-04	FIX	
1T3	7,817,000.00	4.5	09/04 - 07/13	3.70922	01-Aug-04	FIX	
1TIO	1,299,055.00	4.5	09/04 - 07/13	3.70922	01-Aug-04	IO	**strips io from 1T1 to 1T3**
1TB	3,716,000.00	4.5	07/13 - 04/19	11.27413	01-Aug-04	FIX	
1W1	25,189,000.00	4.5	09/04 - 07/15	4.14046	01-Aug-04	FIX	
1WB	1,943,000.00	4.5	07/15 - 04/19	12.58657	01-Aug-04	FIX	
1Y1	26,842,000.00	4.5	09/04 - 07/18	4.64168	01-Aug-04	FIX	
1YB	291,000.00	4.5	07/18 - 04/19	14.30447	01-Aug-04	FIX	
1SUB	2,675,000.00	4.5	09/04 - 04/19	7.45583	01-Aug-04	FIX	

Pay Rules

1. Pay 1NAS its lockout scheduled and prepay principle
1. Pay 14.2856390680532% as follows:
   - A. Pay 1G1...1G3 pro rata to zero
   - B. Pay 1GB to zero
2. Pay 14.2856390680532% as follows:
   - A. Pay 1H...1H3 pro rata to zero
   - B. Pay 1HB to zero
3. Pay 14.2856390680532%as follows:
   - A. Pay 1Q1...1Q3 pro rata to zero
   - B. Pay 1QB to zero
4. Pay 14.2856390680532% as follows:
   - A. Pay 1R1...1R3 pro rata to zero
   - B. Pay 1RB to zero
5. Pay 14.2856390680532% as follows:
   - A. Pay 1T1...1T3 pro rata to zero
   - B. Pay 1TB to zero
6. Pay 14.2856390680532% as follows:
   - A. Pay 1W1 to zero
   - B. Pay 1WB to zero
7. Pay 14.2861655916809% as follows:
   - A. Pay 1Y1 to zero
   - B. Pay 1YB to zero
8. Pay 1NAS to zero

NAS principle schedules for all NAS bonds:

Lock out scheduled percentage	
First 5 years	0%
Thereafter	100%

Lockout Prepayment Percentage	
Month <=	NAS Prepay %
60	0
72	30
84	40
96	60
108	80
120	100

Disclaimer:

hypo45 - Dec - 1NAS

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	100	100	100	100	100
	25-Aug-06	100	100	100	100	100
	25-Aug-07	100	100	100	100	100
	25-Aug-08	100	100	100	100	100
	25-Aug-09	100	100	100	100	100
	25-Aug-10	92	90	88	84	67
	25-Aug-11	83	79	76	68	38
	25-Aug-12	74	68	62	51	21
	25-Aug-13	64	56	49	36	11
	25-Aug-14	54	45	36	23	6
	25-Aug-15	43	34	26	14	3
	25-Aug-16	32	24	17	8	1
	25-Aug-17	21	14	9	4	1
	25-Aug-18	8	5	3	1 *	
	25-Aug-19	0	0	0	0	0

WAL	10.2425	9.67552	9.18984	8.40477	7.01258
Principal Window	Sep09-Apr19	Sep09-Apr19	Sep09-Apr19	Sep09-Apr19	Sep09-Apr19
Prepay	0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45 - Dec - 1G1

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	93	90	87	81	75
25-Aug-06	85	76	68	51	36
25-Aug-07	76	61	46	21	0
25-Aug-08	68	47	28	0	0
25-Aug-09	59	33	13	0	0
25-Aug-10	51	23	1	0	0
25-Aug-11	42	13	0	0	0
25-Aug-12	33	4	0	0	0
25-Aug-13	24	0	0	0	0
25-Aug-14	14	0	0	0	0
25-Aug-15	3	0	0	0	0
25-Aug-16	0	0	0	0	0
WAL	5.99455	3.99003	2.96057	2.06558	1.65595
Principal Window	Sep04-Dec15	Sep04-Feb13	Sep04-Oct10	Sep04-Jul08	Sep04-Aug07
Prepay	0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45 - Dec - 1GB

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	98
25-Aug-08	100	100	100	96	41
25-Aug-09	100	100	100	55	7
25-Aug-10	100	100	100	32	0
25-Aug-11	100	100	80	17	0
25-Aug-12	100	100	61	10	0
25-Aug-13	100	90	46	6	0
25-Aug-14	100	71	34	4	0
25-Aug-15	100	54	24	2	0
25-Aug-16	81	38	16	1	0
25-Aug-17	52	23	9	1	0
25-Aug-18	21	9	3 *		0
25-Aug-19	0	0	0	0	0
WAL	13.06568	11.37756	9.26328	5.75434	3.95445
Principal Window	Dec15-Apr19	Feb13-Apr19	Oct10-Apr19	Jul08-Apr19	Aug07-Feb10
Prepay	0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

Disclaimer:

hypo45 - Dec - 1H1

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	93	90	88	82	77
	25-Aug-06	86	77	69	54	39
	25-Aug-07	78	63	49	25	5
	25-Aug-08	70	50	32	4	0
	25-Aug-09	61	37	17	0	0
	25-Aug-10	53	27	6	0	0
	25-Aug-11	45	18	0	0	0
	25-Aug-12	37	9	0	0	0
	25-Aug-13	28	1	0	0	0
	25-Aug-14	18	0	0	0	0
	25-Aug-15	8	0	0	0	0
	25-Aug-16	0	0	0	0	0
WAL		6.29231	4.25006	3.1462	2.17393	1.73338
Principal Window		Sep04-Jun16	Sep04-Nov13	Sep04-May11	Sep04-Nov08	Sep04-Nov07
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45 - Dec - 1HB

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	48
25-Aug-09	100	100	100	64	8
25-Aug-10	100	100	100	37	0
25-Aug-11	100	100	93	20	0
25-Aug-12	100	100	71	11	0
25-Aug-13	100	100	54	6	0
25-Aug-14	100	83	40	4	0
25-Aug-15	100	63	28	3	0
25-Aug-16	94	44	19	1	0
25-Aug-17	60	26	10	1	0
25-Aug-18	25	10	4 *		0
25-Aug-19	0	0	0	0	0
WAL	13.30928	11.79115	9.72898	6.02782	4.09395
Principal Window	Jun16-Apr19	Nov13-Apr19	May11-Apr19	Nov08-Apr19	Nov07-Feb10
Prepay	0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45 - Dec - 1Q1

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	93	91	88	83	78
25-Aug-06	86	78	71	56	42
25-Aug-07	79	65	52	28	9
25-Aug-08	71	52	35	8	0
25-Aug-09	63	40	21	0	0
25-Aug-10	55	30	11	0	0
25-Aug-11	48	21	2	0	0
25-Aug-12	39	13	0	0	0
25-Aug-13	31	6	0	0	0
25-Aug-14	22	0	0	0	0
25-Aug-15	13	0	0	0	0
25-Aug-16	3	0	0	0	0
25-Aug-17	0	0	0	0	0
WAL	6.55248	4.48993	3.32193	2.27405	1.80467
Principal Window	Sep04-Dec16	Sep04-Jul14	Sep04-Dec11	Sep04-Mar09	Sep04-Jan08
Prepay	0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45 - Dec - 1QB

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	100	100	100	100	100
	25-Aug-06	100	100	100	100	100
	25-Aug-07	100	100	100	100	100
	25-Aug-08	100	100	100	100	57
	25-Aug-09	100	100	100	75	10
	25-Aug-10	100	100	100	44	0
	25-Aug-11	100	100	100	24	0
	25-Aug-12	100	100	83	13	0
	25-Aug-13	100	100	63	8	0
	25-Aug-14	100	97	47	5	0
	25-Aug-15	100	73	33	3	0
	25-Aug-16	100	51	22	2	0
	25-Aug-17	70	31	12	1	0
	25-Aug-18	29	12	4 *		0
	25-Aug-19	0	0	0	0	0
WAL		13.52205	12.1718	10.19002	6.30832	4.22761
Principal Window		Dec16-Apr19	Jul14-Apr19	Dec11-Apr19	Mar09-Apr19	Jan08-Feb10
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45 - Dec - 1R1

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	94	91	89	84	79
	25-Aug-06	87	79	72	58	45
	25-Aug-07	80	66	54	32	13
	25-Aug-08	72	54	38	12	0
	25-Aug-09	64	43	25	0	0
	25-Aug-10	57	33	15	0	0
	25-Aug-11	50	25	7	0	0
	25-Aug-12	42	17 *		0	0
	25-Aug-13	34	10	0	0	0
	25-Aug-14	25	4	0	0	0
	25-Aug-15	16	0	0	0	0
	25-Aug-16	7	0	0	0	0
	25-Aug-17	0	0	0	0	0
WAL		6.8203	4.75009	3.51927	2.38365	1.88213
Principal Window		Sep04-May17	Sep04-Apr15	Sep04-Sep12	Sep04-Jul09	Sep04-Apr08
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45 - Dec - 1RB

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	69
25-Aug-09	100	100	100	91	12
25-Aug-10	100	100	100	53	0
25-Aug-11	100	100	100	29	0
25-Aug-12	100	100	100	16	0
25-Aug-13	100	100	77	9	0
25-Aug-14	100	100	57	6	0
25-Aug-15	100	90	40	4	0
25-Aug-16	100	63	26	2	0
25-Aug-17	86	38	15	1	0
25-Aug-18	35	15	5 *		0
25-Aug-19	0	0	0	0	0
WAL	13.74058	12.58371	10.7304	6.65657	4.38001
Principal Window	May17-Apr19	Apr15-Apr19	Sep12-Apr19	Jul09-Apr19	Apr08-Feb10
Prepay	0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45 - Dec - 1T1

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	94	91	89	84	80
25-Aug-06	87	80	73	60	47
25-Aug-07	80	67	55	34	16
25-Aug-08	73	56	40	16	0
25-Aug-09	66	45	27	2	0
25-Aug-10	59	36	18	0	0
25-Aug-11	52	28	10	0	0
25-Aug-12	44	20	4	0	0
25-Aug-13	37	14	0	0	0
25-Aug-14	28	7	0	0	0
25-Aug-15	20	2	0	0	0
25-Aug-16	11	0	0	0	0
25-Aug-17	1	0	0	0	0
25-Aug-18	0	0	0	0	0
WAL	7.05497	4.9899	3.70922	2.48656	1.95418
Principal Window	Sep04-Oct17	Sep04-Dec15	Sep04-Jul13	Sep04-Nov09	Sep04-Jul08
Prepay	0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

Disclaimer:

hypo45 - Dec - 1TB

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	86
25-Aug-09	100	100	100	100	15
25-Aug-10	100	100	100	66	0
25-Aug-11	100	100	100	36	0
25-Aug-12	100	100	100	20	0
25-Aug-13	100	100	95	11	0
25-Aug-14	100	100	71	7	0
25-Aug-15	100	100	50	4	0
25-Aug-16	100	78	33	3	0
25-Aug-17	100	47	18	1	0
25-Aug-18	44	18	7		0
25-Aug-19	0	0	0	0	0
WAL	13.93233	12.9635	11.27413	7.03955	4.52894
Principal Window	Oct17-Apr19	Dec15-Apr19	Jul13-Apr19	Nov09-Apr19	Jul08-Feb10
Prepay	0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45 - Dec - 1W1

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	94	92	90	85	81
	25-Aug-06	88	81	75	62	51
	25-Aug-07	82	70	59	39	22
	25-Aug-08	75	59	45	22	5
	25-Aug-09	68	49	33	9	0
	25-Aug-10	62	40	24	2	0
	25-Aug-11	55	33	17	0	0
	25-Aug-12	48	26	11	0	0
	25-Aug-13	41	20	6	0	0
	25-Aug-14	33	14	3	0	0
	25-Aug-15	25	9	0	0	0
	25-Aug-16	17	4	0	0	0
	25-Aug-17	8	0	0	0	0
	25-Aug-18	0	0	0	0	0
WAL		7.51039	5.48998	4.14046	2.7205	2.10871
Principal Window		Sep04-Jul18	Sep04-Jun17	Sep04-Jul15	Sep04-Jan11	Sep04-Jan09
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45 - Dec - 1WB

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	100	100	100	100	100
	25-Aug-06	100	100	100	100	100
	25-Aug-07	100	100	100	100	100
	25-Aug-08	100	100	100	100	100
	25-Aug-09	100	100	100	100	28
	25-Aug-10	100	100	100	100	0
	25-Aug-11	100	100	100	69	0
	25-Aug-12	100	100	100	38	0
	25-Aug-13	100	100	100	22	0
	25-Aug-14	100	100	100	14	0
	25-Aug-15	100	100	96	9	0
	25-Aug-16	100	100	63	5	0
	25-Aug-17	100	89	35	2	0
	25-Aug-18	84	34	13	1	0
	25-Aug-19	0	0	0	0	0
WAL		14.30391	13.7565	12.58657	8.16138	4.87506
Principal Window		Jul18-Apr19	Jun17-Apr19	Jul15-Apr19	Jan11-Apr19	Jan09-Feb10
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45 - Dec - 1Y1

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	95	93	90	86	82
	25-Aug-06	89	83	77	65	54
	25-Aug-07	83	72	61	43	27
	25-Aug-08	77	61	48	26	11
	25-Aug-09	70	52	37	15	1
	25-Aug-10	64	44	28	8	0
	25-Aug-11	58	37	22	4	0
	25-Aug-12	51	30	16	2	0
	25-Aug-13	45	25	12 *		0
	25-Aug-14	37	19	9	0	0
	25-Aug-15	30	14	6	0	0
	25-Aug-16	22	10	3	0	0
	25-Aug-17	14	5	1	0	0
	25-Aug-18	5	1	0	0	0
	25-Aug-19	0	0	0	0	0
WAL		7.92491	5.99014	4.64168	3.01853	2.27354
Principal Window		Sep04-Mar19	Sep04-Jan19	Sep04-Jul18	Sep04-Jul14	Sep04-Nov09
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45 - Dec - 1YB

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	100	100	100	100	100
	25-Aug-06	100	100	100	100	100
	25-Aug-07	100	100	100	100	100
	25-Aug-08	100	100	100	100	100
	25-Aug-09	100	100	100	100	100
	25-Aug-10	100	100	100	100	0
	25-Aug-11	100	100	100	100	0
	25-Aug-12	100	100	100	100	0
	25-Aug-13	100	100	100	100	0
	25-Aug-14	100	100	100	93	0
	25-Aug-15	100	100	100	57	0
	25-Aug-16	100	100	100	32	0
	25-Aug-17	100	100	100	16	0
	25-Aug-18	100	100	85	5	0
	25-Aug-19	0	0	0	0	0
WAL		14.63669	14.55238	14.30447	11.55972	5.37592
Principal Window		Mar19-Apr19	Jan19-Apr19	Jul18-Apr19	Jul14-Apr19	Nov09-Feb10
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45 - Dec - 1SUB

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	95	95	95	95	95
	25-Aug-06	90	90	90	90	90
	25-Aug-07	85	85	85	85	85
	25-Aug-08	79	79	79	79	79
	25-Aug-09	73	73	73	73	73
	25-Aug-10	67	66	65	62	59
	25-Aug-11	61	58	56	50	45
	25-Aug-12	54	50	46	38	31
	25-Aug-13	47	41	36	27	19
	25-Aug-14	40	33	27	17	10
	25-Aug-15	32	25	19	10	5
	25-Aug-16	24	17	12	6	2
	25-Aug-17	15	10	7	3	1
	25-Aug-18	6	4	3	1	*
	25-Aug-19	0	0	0	0	0

WAL	8.2243	7.80974	7.45583	6.89021	6.46247
Principal Window	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19
Prepay	0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45 - Dec - COLLAT

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	95	93	92	88	84
25-Aug-06	90	85	79	69	59
25-Aug-07	85	75	66	49	36
25-Aug-08	79	66	54	35	21
25-Aug-09	73	57	44	25	13
25-Aug-10	67	49	36	17	7
25-Aug-11	61	42	28	12	4
25-Aug-12	54	35	22	8	2
25-Aug-13	47	29	17	5	1
25-Aug-14	40	23	13	3	1
25-Aug-15	32	17	9	2 *	
25-Aug-16	24	12	6	1 *	
25-Aug-17	15	7	3	1 *	
25-Aug-18	6	3	1 *	*	
25-Aug-19	0	0	0	0	0
WAL	8.2243	6.46292	5.22365	3.68685	2.82934
Principal Window	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19
Prepay	0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

GSR 0410F Group 5 Summary

Balance	WAC	WAM	Age	WAL
$214,000,000.00	4.82	176	3	5.22381

Settlement	27-Aug-2004	**Prepay**	200 PSA
1st Pay Date	25-Sep-2004		

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dated Date	Notes
A45	211,325,000.00	4.5	09/04 - 04/19	5.19555	01-Aug-04	FIX
SUB45	2,675,000.00	4.5	09/04 - 04/19	7.45611	01-Aug-04	FIX

Pay Rules

1. Pay A45 to zreo

hypo45pt - Dec - A45

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	95	93	92	88	84
	25-Aug-06	90	85	79	69	59
	25-Aug-07	85	75	65	49	35
	25-Aug-08	79	66	54	35	21
	25-Aug-09	73	57	44	24	12
	25-Aug-10	67	49	35	17	7
	25-Aug-11	61	42	28	11	4
	25-Aug-12	54	35	22	8	2
	25-Aug-13	47	29	17	5	1
	25-Aug-14	40	23	12	3	1
	25-Aug-15	32	17	9	2 *	
	25-Aug-16	24	12	6	1 *	
	25-Aug-17	15	7	3	1 *	
	25-Aug-18	6	3	1 *	*	
	25-Aug-19	0	0	0	0	0
WAL		8.22465	6.4461	5.19555	3.64638	2.78339
Principal Window		Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45pt - Dec - SUB45

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	95	95	95	95	95
	25-Aug-06	90	90	90	90	90
	25-Aug-07	85	85	85	85	85
	25-Aug-08	79	79	79	79	79
	25-Aug-09	73	73	73	73	73
	25-Aug-10	67	66	65	62	59
	25-Aug-11	61	58	56	50	45
	25-Aug-12	54	50	46	38	31
	25-Aug-13	47	41	36	27	19
	25-Aug-14	40	33	27	17	10
	25-Aug-15	32	25	19	10	5
	25-Aug-16	24	17	12	6	2
	25-Aug-17	15	10	7	3	1
	25-Aug-18	6	4	3	1	*
	25-Aug-19	0	0	0	0	0
WAL		8.22465	7.81005	7.45611	6.89044	6.46267
Principal Window		Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

Disclaimer:

hypo45pt - Dec - COLLAT

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	95	93	92	88	84
	25-Aug-06	90	85	79	69	59
	25-Aug-07	85	75	66	49	36
	25-Aug-08	79	66	54	35	21
	25-Aug-09	73	57	44	25	13
	25-Aug-10	67	49	36	17	7
	25-Aug-11	61	42	28	12	4
	25-Aug-12	54	35	22	8	2
	25-Aug-13	47	29	17	5	1
	25-Aug-14	40	23	13	3	1
	25-Aug-15	32	17	9	2 *	
	25-Aug-16	24	12	6	1 *	
	25-Aug-17	15	7	3	1 *	
	25-Aug-18	6	3	1 *	*	
	25-Aug-19	0	0	0	0	0
WAL		8.22465	6.46315	5.22381	3.68693	2.82939
Principal Window		Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45s - Summary

			Assumptions		Collateral				
Settlement	27-Aug-2004	Prepay	200 PSA	Balance	WAC	WAM	Age	WAL
1st Pay Date	25-Sep-2004			$213,479,000.00	4.82	176	3	5.22381

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dated Date	Notes
NAS	21,348,000.00	4.5	09/09 - 04/19	9.18994	01-Aug-04	FIX
1G3	135,783,000.00	4.5	09/04 - 10/10	2.96001	01-Aug-04	FIX
1GB	53,679,000.00	4.5	10/10 - 04/19	9.26187	01-Aug-04	FIX
SUBORD	2,669,000.00	4.5	09/04 - 04/19	7.45611	01-Aug-04	FIX

Pay Rules

1. Pay NAS its lockout scheduled and prepay principle amount
2. Pay 1G3 and 1GB sequentially to zero
3. Pay NAS to zero

NAS principle schedules for all NAS bonds:

Lock out scheduled percentage	
First 5 years	0%
Thereafter	100%

Lockout Prepayment Percentage

Month <=	NAS Prepay %
60	0
72	30
84	40
96	60
108	80
120	100

Disclaimer:

hypo45s - Dec - NAS

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	100	100	100	100	100
	25-Aug-06	100	100	100	100	100
	25-Aug-07	100	100	100	100	100
	25-Aug-08	100	100	100	100	100
	25-Aug-09	100	100	100	100	100
	25-Aug-10	92	90	88	84	67
	25-Aug-11	83	79	76	68	38
	25-Aug-12	74	68	62	51	21
	25-Aug-13	64	56	49	36	11
	25-Aug-14	54	45	36	23	6
	25-Aug-15	43	34	26	14	3
	25-Aug-16	32	24	17	8	1
	25-Aug-17	21	14	9	4	1
	25-Aug-18	8	5	3	1 *	
	25-Aug-19	0	0	0	0	0
WAL		10.24266	9.67564	9.18994	8.40484	7.01262
Principal Window		Sep09-Apr19	Sep09-Apr19	Sep09-Apr19	Sep09-Apr19	Sep09-Apr19
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

Disclaimer:

hypo45s - Dec - 1G3

Date	1	2	3	4	5
27-Aug-04	100	100	100	100	100
25-Aug-05	93	90	87	81	75
25-Aug-06	85	76	68	51	36
25-Aug-07	76	61	46	21	0
25-Aug-08	68	47	28	0	0
25-Aug-09	59	33	13	0	0
25-Aug-10	51	23	1	0	0
25-Aug-11	42	13	0	0	0
25-Aug-12	33	4	0	0	0
25-Aug-13	24	0	0	0	0
25-Aug-14	14	0	0	0	0
25-Aug-15	3	0	0	0	0
25-Aug-16	0	0	0	0	0
WAL	5.99386	3.9893	2.96001	2.06524	1.65569
Principal Window	Sep04-Dec15	Sep04-Feb13	Sep04-Oct10	Sep04-Jul08	Sep04-Aug07
Prepay	0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45s - Dec - 1GB

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	100	100	100	100	100
	25-Aug-06	100	100	100	100	100
	25-Aug-07	100	100	100	100	98
	25-Aug-08	100	100	100	96	41
	25-Aug-09	100	100	100	55	7
	25-Aug-10	100	100	100	32	0
	25-Aug-11	100	100	80	17	0
	25-Aug-12	100	100	61	10	0
	25-Aug-13	100	90	46	6	0
	25-Aug-14	100	71	34	4	0
	25-Aug-15	100	54	24	2	0
	25-Aug-16	81	38	16	1	0
	25-Aug-17	52	23	9	1	0
	25-Aug-18	21	9	3 *		0
	25-Aug-19	0	0	0	0	0

WAL	13.06494	11.37629	9.26187	5.75347	3.95397
Principal Window	Dec15-Apr19	Feb13-Apr19	Oct10-Apr19	Jul08-Apr19	Aug07-Feb10
Prepay	0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45s - Dec - SUBORD

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	95	95	95	95	95
25-Aug-06	90	90	90	90	90
25-Aug-07	85	85	85	85	85
25-Aug-08	79	79	79	79	79
25-Aug-09	73	73	73	73	73
25-Aug-10	67	66	65	62	59
25-Aug-11	61	58	56	50	45
25-Aug-12	54	50	46	38	31
25-Aug-13	47	41	36	27	19
25-Aug-14	40	33	27	17	10
25-Aug-15	32	25	19	10	5
25-Aug-16	24	17	12	6	2
25-Aug-17	15	10	7	3	1
25-Aug-18	6	4	3	1 *	
25-Aug-19	0	0	0	0	0
WAL	8.22465	7.81005	7.45611	6.89044	6.46267
Principal Window	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19
Prepay	0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45s - Dec - COLLAT

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	95	93	92	88	84
	25-Aug-06	90	85	79	69	59
	25-Aug-07	85	75	66	49	36
	25-Aug-08	79	66	54	35	21
	25-Aug-09	73	57	44	25	13
	25-Aug-10	67	49	36	17	7
	25-Aug-11	61	42	28	12	4
	25-Aug-12	54	35	22	8	2
	25-Aug-13	47	29	17	5	1
	25-Aug-14	40	23	13	3	1
	25-Aug-15	32	17	9	2 *	
	25-Aug-16	24	12	6	1 *	
	25-Aug-17	15	7	3	1 *	
	25-Aug-18	6	3	1 *	*	
	25-Aug-19	0	0	0	0	0
WAL		8.22465	6.46315	5.22381	3.68693	2.82939
Principal Window		Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45t - Summary

			Assumptions				Collateral			
Settlement	27-Aug-2004	Prepay	200 PSA		Balance	WAC	WAM	Age	WAL	
1st Pay Date	25-Sep-2004				$213,479,000.00	4.82	176	3	5.22381	

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dated Date	Notes
NAS	21,348,000.00	4.5	09/09 - 04/19	9.18994	01-Aug-04	FIX
1T3	163,533,000.00	4.5	09/04 - 07/13	3.70999	01-Aug-04	FIX
1TB	25,929,000.00	4.5	07/13 - 04/19	11.27617	01-Aug-04	FIX
SUBORD	2,669,000.00	4.5	09/04 - 04/19	7.45611	01-Aug-04	FIX

Pay Rules

1. Pay NAS its lockout scheduled and prepay principle amounts
2. Pay 1T3 and 1TB sequentially to zero
3. Pay Nas to zero

NAS principle schedules for all NAS bonds:

Lock out scheduled percentage	
First 5 years	0%
Thereafter	100%

Lockout Prepayment Percentage	
Month <=	NAS Prepay %
60	0
72	30
84	40
96	60
108	80
120	100

Disclaimer:

hypo45t - Dec - NAS

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	100	100	100	100	100
	25-Aug-06	100	100	100	100	100
	25-Aug-07	100	100	100	100	100
	25-Aug-08	100	100	100	100	100
	25-Aug-09	100	100	100	100	100
	25-Aug-10	92	90	88	84	67
	25-Aug-11	83	79	76	68	38
	25-Aug-12	74	68	62	51	21
	25-Aug-13	64	56	49	36	11
	25-Aug-14	54	45	36	23	6
	25-Aug-15	43	34	26	14	3
	25-Aug-16	32	24	17	8	1
	25-Aug-17	21	14	9	4	1
	25-Aug-18	8	5	3	1	*
	25-Aug-19	0	0	0	0	0
WAL		10.24266	9.67564	9.18994	8.40484	7.01262
Principal Window		Sep09-Apr19	Sep09-Apr19	Sep09-Apr19	Sep09-Apr19	Sep09-Apr19
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

Disclaimer:

hypo45t - Dec - 1T3

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	94	91	89	84	80
	25-Aug-06	87	80	73	60	47
	25-Aug-07	80	68	55	34	16
	25-Aug-08	73	56	40	16	0
	25-Aug-09	66	45	27	2	0
	25-Aug-10	59	36	18	0	0
	25-Aug-11	52	28	10	0	0
	25-Aug-12	44	20	4	0	0
	25-Aug-13	37	14	0	0	0
	25-Aug-14	28	7	0	0	0
	25-Aug-15	20	2	0	0	0
	25-Aug-16	11	0	0	0	0
	25-Aug-17	1	0	0	0	0
	25-Aug-18	0	0	0	0	0
WAL		7.05612	4.99091	3.70999	2.48694	1.95444
Principal Window		Sep04-Oct17	Sep04-Dec15	Sep04-Jul13	Sep04-Nov09	Sep04-Jul08
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

Disclaimer:

hypo45t - Dec - 1TB

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	100	100	100	100	100
	25-Aug-06	100	100	100	100	100
	25-Aug-07	100	100	100	100	100
	25-Aug-08	100	100	100	100	86
	25-Aug-09	100	100	100	100	15
	25-Aug-10	100	100	100	66	0
	25-Aug-11	100	100	100	36	0
	25-Aug-12	100	100	100	20	0
	25-Aug-13	100	100	96	11	0
	25-Aug-14	100	100	71	7	0
	25-Aug-15	100	100	50	4	0
	25-Aug-16	100	78	33	3	0
	25-Aug-17	100	47	19	1	0
	25-Aug-18	44	18	7 *		0
	25-Aug-19	0	0	0	0	0
WAL		13.93301	12.96493	11.27617	7.04107	4.52945
Principal Window		Oct17-Apr19	Dec15-Apr19	Jul13-Apr19	Nov09-Apr19	Jul08-Feb10
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45t - Dec - SUBORD

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	95	95	95	95	95
	25-Aug-06	90	90	90	90	90
	25-Aug-07	85	85	85	85	85
	25-Aug-08	79	79	79	79	79
	25-Aug-09	73	73	73	73	73
	25-Aug-10	67	66	65	62	59
	25-Aug-11	61	58	56	50	45
	25-Aug-12	54	50	46	38	31
	25-Aug-13	47	41	36	27	19
	25-Aug-14	40	33	27	17	10
	25-Aug-15	32	25	19	10	5
	25-Aug-16	24	17	12	6	2
	25-Aug-17	15	10	7	3	1
	25-Aug-18	6	4	3	1 *	
	25-Aug-19	0	0	0	0	0
WAL		8.22465	7.81005	7.45611	6.89044	6.46267
Principal Window		Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

hypo45t - Dec - COLLAT

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	95	93	92	88	84
	25-Aug-06	90	85	79	69	59
	25-Aug-07	85	75	66	49	36
	25-Aug-08	79	66	54	35	21
	25-Aug-09	73	57	44	25	13
	25-Aug-10	67	49	36	17	7
	25-Aug-11	61	42	28	12	4
	25-Aug-12	54	35	22	8	2
	25-Aug-13	47	29	17	5	1
	25-Aug-14	40	23	13	3	1
	25-Aug-15	32	17	9	2 *	
	25-Aug-16	24	12	6	1 *	
	25-Aug-17	15	7	3	1 *	
	25-Aug-18	6	3	1 *	*	
	25-Aug-19	0	0	0	0	0
WAL		8.22465	6.46315	5.22381	3.68693	2.82939
Principal Window		Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19	Sep04-Apr19
Prepay		0 PSA	100 PSA	200 PSA	400 PSA	600 PSA

Disclaimer:

GSR 04-10F bbg group 2 summary

Balance	WAC	WAM	Age	WAL
$247,000,000.00	5.173	174	4	4.69651

Settlement	27-Aug-2004	Prepay	250 PSA
1st Pay Date	25-Sep-2004		

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dated Date	Notes	
2NAS	24,700,000.00	5	09/09 - 02/19	8.94157	01-Aug-04	FIX	NAS 5 YR LOCKOUT
2G1	4,485,000.00	4	09/04 - 12/09	2.6189	01-Aug-04	FIX	
2G2	4,522,000.00	4.25	09/04 - 12/09	2.6189	01-Aug-04	FIX	
2G3	4,522,000.00	4.5	09/04 - 12/09	2.6189	01-Aug-04	FIX	
2G4	4,522,000.00	4.75	09/04 - 12/09	2.6189	01-Aug-04	FIX	
2G5	4,522,000.00	5	09/04 - 12/09	2.6189	01-Aug-04	FIX	
2GIO	2,253,600.00	5	09/04 - 12/09	2.6189	01-Aug-04	IO	Strips IO from 2G1-2G5
2GB	8,743,000.00	5	12/09 - 02/19	8.21676	01-Aug-04	FIX	
2H1	4,737,000.00	4	09/04 - 06/10	2.77609	01-Aug-04	FIX	
2H2	4,774,000.00	4.25	09/04 - 06/10	2.77609	01-Aug-04	FIX	
2H3	4,774,000.00	4.5	09/04 - 06/10	2.77609	01-Aug-04	FIX	
2H4	4,774,000.00	4.75	09/04 - 06/10	2.77609	01-Aug-04	FIX	
2H5	4,774,000.00	5	09/04 - 06/10	2.77609	01-Aug-04	FIX	
2HIO	2,379,600.00	5	09/04 - 06/10	2.77609	01-Aug-04	IO	Strips IO from 2H1-2H5
2HB	7,483,000.00	5	06/10 - 02/19	8.65871	01-Aug-04	FIX	
2Q1	4,960,000.00	4	09/04 - 01/11	2.92579	01-Aug-04	FIX	
2Q2	4,998,000.00	4.25	09/04 - 01/11	2.92579	01-Aug-04	FIX	
2Q3	4,998,000.00	4.5	09/04 - 01/11	2.92579	01-Aug-04	FIX	
2Q4	4,998,000.00	4.75	09/04 - 01/11	2.92579	01-Aug-04	FIX	
2Q5	4,998,000.00	5	09/04 - 01/11	2.92579	01-Aug-04	FIX	
2QIO	2,491,400.00	5	09/04 - 01/11	2.92579	01-Aug-04	IO	Strips IO from 2Q1-2Q5
2QB	6,364,000.00	5	01/11 - 02/19	9.10612	01-Aug-04	FIX	
2R1	8,681,000.00	4.5	09/04 - 08/11	3.09367	01-Aug-04	FIX	
2R2	8,717,000.00	4.75	09/04 - 08/11	3.09367	01-Aug-04	FIX	
2R3	8,717,000.00	5	09/04 - 08/11	3.09367	01-Aug-04	FIX	
2RIO	1,303,950.00	5	09/04 - 08/11	3.09367	01-Aug-04	IO	Strips IO from 2R1-2R3
2RB	5,201,000.00	5	08/11 - 02/19	9.64514	01-Aug-04	FIX	
2T1	9,029,000.00	4.5	09/04 - 05/12	3.25781	01-Aug-04	FIX	
2T2	9,064,000.00	4.75	09/04 - 05/12	3.25781	01-Aug-04	FIX	
2T3	9,065,000.00	5	09/04 - 05/12	3.25781	01-Aug-04	FIX	
2TIO	1,356,000.00	5	09/04 - 05/12	3.25781	01-Aug-04	IO	Strips IO from 2T1-2T3
2TB	4,158,000.00	5	05/12 - 02/19	10.21647	01-Aug-04	FIX	
2W1	9,715,000.00	4.5	09/04 - 06/14	3.63814	01-Aug-04	FIX	
2W2	9,748,000.00	4.75	09/04 - 06/14	3.63814	01-Aug-04	FIX	
2W3	9,750,000.00	5	09/04 - 06/14	3.63814	01-Aug-04	FIX	
2WIO	1,458,900.00	5	09/04 - 06/14	3.63814	01-Aug-04	IO	Strips IO from 2W1-2W3
2WB	2,103,000.00	5	06/14 - 02/19	11.73312	01-Aug-04	FIX	
2Y1	10,357,000.00	4.5	09/04 - 06/18	4.12306	01-Aug-04	FIX	
2Y2	10,388,000.00	4.75	09/04 - 06/18	4.12306	01-Aug-04	FIX	
2Y3	10,388,000.00	5	09/04 - 06/18	4.12306	01-Aug-04	FIX	
2YIO	1,555,100.00	5	09/04 - 06/18	4.12306	01-Aug-04	IO	Strips IO from 2Y1-2Y3
2YB	183,000.00	5	06/18 - 02/19	14.16662	01-Aug-04	FIX	
2SUB	3,088,000.00	5	09/04 - 02/19	7.28331	01-Aug-04	FIX	

Pay Rules

1. Pay 2NAS its lockout scheduled and prepay principle.
2. Pay 14.2857142857143% as follows:
    - A. Pay 2G1..2G5 pro rata to zero
    - B. Pay 2GB to zero
3. Pay 14.2857142857143% as follows:
    - A. Pay 2H1..2H5 pro rata to zero
    - B. Pay 2HB to zero
4. Pay 14.2857142857143% as follows:
    - A. Pay 2Q1..2Q5 pro rata to zero
    - B. Pay 2QB to zero
5. Pay 14.2857142857143% as follows:
    - A. Pay 2R1..2R3 pro rata to zero
    - B. Pay 2RB to zero
6. Pay 14.2857142857143% as follows:
    - A. Pay 2T1..2T3 pro rata to zero
    - B. Pay 2TB to zero
7. Pay 14.2857142857143% as follows:
    - A. Pay 2W1..2W3 pro rata to zero
    - B. Pay 2WB to zero
8. Pay 14.2857142857143% as follows:
    - A. Pay 2Y1..2Y3 pro rata to zero
    - B. Pay 2YB to zero
9. Pay 2NAS to zero

NAS principle schedules for all NAS bonds:

Lock out scheduled percentage	
First 5 years	0%
Thereafter	100%

Lockout Prepayment Percentage	
Month <=	NAS Prepay %
60	0
72	30
84	40
96	60
108	80
120	100

Disclaimer:

hypo5 - Dec - 2NAS

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	100	100	100	100	100
	25-Aug-06	100	100	100	100	100
	25-Aug-07	100	100	100	100	100
	25-Aug-08	100	100	100	100	100
	25-Aug-09	100	100	100	100	100
	25-Aug-10	92	89	87	84	65
	25-Aug-11	83	77	74	68	36
	25-Aug-12	74	65	59	51	20
	25-Aug-13	64	52	45	35	11
	25-Aug-14	53	40	32	23	6
	25-Aug-15	43	29	22	14	3
	25-Aug-16	31	19	14	8	1
	25-Aug-17	19	11	7	4	1
	25-Aug-18	7	3	2	1 *	
	25-Aug-19	0	0	0	0	0
WAL		10.17275	9.38031	8.94157	8.38538	6.95168
Principal Window		Sep09-Feb19	Sep09-Feb19	Sep09-Feb19	Sep09-Feb19	Sep09-Feb19
Prepay		0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

hypo5 - Dec - 2G1

Date	1	2	3	4	5
27-Aug-04	100	100	100	100	100
25-Aug-05	93	88	85	80	74
25-Aug-06	85	71	62	50	34
25-Aug-07	77	53	39	20	0
25-Aug-08	68	37	20	0	0
25-Aug-09	59	22	4	0	0
25-Aug-10	51	11	0	0	0
25-Aug-11	42	2	0	0	0
25-Aug-12	33	0	0	0	0
25-Aug-13	24	0	0	0	0
25-Aug-14	14	0	0	0	0
25-Aug-15	3	0	0	0	0
25-Aug-16	0	0	0	0	0
WAL	6.01714	3.37834	2.6189	2.02666	1.60974
Principal Window	Sep04-Dec15	Sep04-Nov11	Sep04-Dec09	Sep04-Jul08	Sep04-Aug07
Prepay	0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

hypo5 - Dec - 2GB

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	100	100	100	100	100
	25-Aug-06	100	100	100	100	100
	25-Aug-07	100	100	100	100	95
	25-Aug-08	100	100	100	95	39
	25-Aug-09	100	100	100	54	6
	25-Aug-10	100	100	81	31	0
	25-Aug-11	100	100	59	17	0
	25-Aug-12	100	83	43	9	0
	25-Aug-13	100	65	31	5	0
	25-Aug-14	100	50	22	3	0
	25-Aug-15	100	36	15	2	0
	25-Aug-16	79	24	9	1	0
	25-Aug-17	49	14	5	1	0
	25-Aug-18	17	4	1 *		0
	25-Aug-19	0	0	0	0	0
WAL		12.96849	10.29813	8.21676	5.7057	3.90366
Principal Window		Dec15-Feb19	Nov11-Feb19	Dec09-Feb19	Jul08-Feb19	Aug07-Jan10
Prepay		0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

hypo5 - Dec - 2H1

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	93	89	86	81	75
	25-Aug-06	86	73	64	52	37
	25-Aug-07	78	56	42	24	4
	25-Aug-08	70	40	24	3	0
	25-Aug-09	61	27	9	0	0
	25-Aug-10	54	16	0	0	0
	25-Aug-11	45	7	0	0	0
	25-Aug-12	37	0	0	0	0
	25-Aug-13	28	0	0	0	0
	25-Aug-14	18	0	0	0	0
	25-Aug-15	8	0	0	0	0
	25-Aug-16	0	0	0	0	0
WAL		6.31031	3.60017	2.77609	2.13504	1.68705
Principal Window		Sep04-Jun16	Sep04-Jul12	Sep04-Jun10	Sep04-Nov08	Sep04-Oct07
Prepay		0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

hypo5 - Dec - 2HB

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	46
25-Aug-09	100	100	100	63	6
25-Aug-10	100	100	95	36	0
25-Aug-11	100	100	69	20	0
25-Aug-12	100	97	50	11	0
25-Aug-13	100	76	36	6	0
25-Aug-14	100	58	26	4	0
25-Aug-15	100	42	18	2	0
25-Aug-16	92	28	11	1	0
25-Aug-17	57	16	6	1	0
25-Aug-18	19	5	2 *		0
25-Aug-19	0	0	0	0	0
WAL	13.20523	10.75677	8.65871	5.98002	4.04368
Principal Window	Jun16-Feb19	Jul12-Feb19	Jun10-Feb19	Nov08-Feb19	Oct07-Jan10
Prepay	0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

hypo5 - Dec - 2Q1

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	93	89	86	82	76
	25-Aug-06	86	74	66	55	40
	25-Aug-07	79	58	45	27	8
	25-Aug-08	71	43	27	8	0
	25-Aug-09	63	30	13	0	0
	25-Aug-10	56	20	3	0	0
	25-Aug-11	48	11	0	0	0
	25-Aug-12	40	4	0	0	0
	25-Aug-13	31	0	0	0	0
	25-Aug-14	22	0	0	0	0
	25-Aug-15	12	0	0	0	0
	25-Aug-16	2	0	0	0	0
	25-Aug-17	0	0	0	0	0
WAL		6.56675	3.80906	2.92579	2.23558	1.75823
Principal Window		Sep04-Nov16	Sep04-Mar13	Sep04-Jan11	Sep04-Feb09	Sep04-Jan08
Prepay		0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

hypo5 - Dec - 2QB

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	100	100	100	100	100
	25-Aug-06	100	100	100	100	100
	25-Aug-07	100	100	100	100	100
	25-Aug-08	100	100	100	100	54
	25-Aug-09	100	100	100	74	8
	25-Aug-10	100	100	100	43	0
	25-Aug-11	100	100	81	23	0
	25-Aug-12	100	100	59	12	0
	25-Aug-13	100	90	43	7	0
	25-Aug-14	100	69	30	5	0
	25-Aug-15	100	50	21	3	0
	25-Aug-16	100	33	13	2	0
	25-Aug-17	67	19	7	1	0
	25-Aug-18	23	6	2 *		0
	25-Aug-19	0	0	0	0	0

WAL	13.41213	11.19613	9.10612	6.2619	4.17899
Principal Window	Nov16-Feb19	Mar13-Feb19	Jan11-Feb19	Feb09-Feb19	Jan08-Jan10
Prepay	0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

Disclaimer:

hypo5 - Dec - 2R1

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	94	90	87	83	77
25-Aug-06	87	75	68	57	43
25-Aug-07	80	59	47	31	12
25-Aug-08	73	45	30	12	0
25-Aug-09	65	33	17	0	0
25-Aug-10	58	23	7	0	0
25-Aug-11	50	15	0	0	0
25-Aug-12	42	8	0	0	0
25-Aug-13	34	2	0	0	0
25-Aug-14	25	0	0	0	0
25-Aug-15	16	0	0	0	0
25-Aug-16	7	0	0	0	0
25-Aug-17	0	0	0	0	0
WAL	6.82937	4.04	3.09367	2.34534	1.83554
Principal Window	Sep04-Apr17	Sep04-Jan14	Sep04-Aug11	Sep04-Jul09	Sep04-Mar08
Prepay	0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

Disclaimer:

hypo5 - Dec - 2RB

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	100	100	100	100	100
	25-Aug-06	100	100	100	100	100
	25-Aug-07	100	100	100	100	100
	25-Aug-08	100	100	100	100	66
	25-Aug-09	100	100	100	90	9
	25-Aug-10	100	100	100	52	0
	25-Aug-11	100	100	100	28	0
	25-Aug-12	100	100	72	15	0
	25-Aug-13	100	100	52	9	0
	25-Aug-14	100	84	37	6	0
	25-Aug-15	100	61	25	3	0
	25-Aug-16	100	41	16	2	0
	25-Aug-17	82	23	8	1	0
	25-Aug-18	28	7	2 *		0
	25-Aug-19	0	0	0	0	0
WAL		13.62418	11.68839	9.64514	6.61109	4.33212
Principal Window		Apr17-Feb19	Jan14-Feb19	Aug11-Feb19	Jul09-Feb19	Mar08-Jan10
Prepay		0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

hypo5 - Dec - 2T1

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	94	90	87	83	78
25-Aug-06	87	76	69	58	45
25-Aug-07	81	61	49	33	15
25-Aug-08	74	48	33	15	0
25-Aug-09	66	36	20	2	0
25-Aug-10	59	26	11	0	0
25-Aug-11	52	18	4	0	0
25-Aug-12	45	12	0	0	0
25-Aug-13	37	6	0	0	0
25-Aug-14	28	1	0	0	0
25-Aug-15	19	0	0	0	0
25-Aug-16	10	0	0	0	0
25-Aug-17 *		0	0	0	0
25-Aug-18	0	0	0	0	0
WAL	7.06165	4.26087	3.25781	2.44957	1.90841
Principal Window	Sep04-Sep17	Sep04-Oct14	Sep04-May12	Sep04-Nov09	Sep04-Jun08
Prepay	0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

hypo5 - Dec - 2TB

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	100	100	100	100	100
	25-Aug-06	100	100	100	100	100
	25-Aug-07	100	100	100	100	100
	25-Aug-08	100	100	100	100	83
	25-Aug-09	100	100	100	100	12
	25-Aug-10	100	100	100	65	0
	25-Aug-11	100	100	100	35	0
	25-Aug-12	100	100	91	19	0
	25-Aug-13	100	100	65	11	0
	25-Aug-14	100	100	47	7	0
	25-Aug-15	100	76	32	4	0
	25-Aug-16	100	51	20	2	0
	25-Aug-17	100	28	10	1	0
	25-Aug-18	35	9	3 *		0
	25-Aug-19	0	0	0	0	0
WAL		13.81144	12.16431	10.21647	7.00037	4.48237
Principal Window		Sep17-Feb19	Oct14-Feb19	May12-Feb19	Nov09-Feb19	Jun08-Jan10
Prepay		0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

hypo5 - Dec - 2W1

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	94	91	88	85	80
25-Aug-06	88	78	71	61	49
25-Aug-07	82	64	53	38	21
25-Aug-08	75	51	38	21	5
25-Aug-09	68	40	26	9	0
25-Aug-10	62	31	17	2	0
25-Aug-11	55	24	11	0	0
25-Aug-12	48	18	6	0	0
25-Aug-13	41	12	2	0	0
25-Aug-14	33	8	0	0	0
25-Aug-15	25	4	0	0	0
25-Aug-16	16 *		0	0	0
25-Aug-17	7	0	0	0	0
25-Aug-18	0	0	0	0	0
WAL	7.51041	4.7408	3.63814	2.68647	2.0644
Principal Window	Sep04-Jun18	Sep04-Sep16	Sep04-Jun14	Sep04-Feb11	Sep04-Jan09
Prepay	0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

hypo5 - Dec - 2WB

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	100	23
25-Aug-10	100	100	100	100	0
25-Aug-11	100	100	100	70	0
25-Aug-12	100	100	100	38	0
25-Aug-13	100	100	100	22	0
25-Aug-14	100	100	92	14	0
25-Aug-15	100	100	63	8	0
25-Aug-16	100	100	39	5	0
25-Aug-17	100	56	20	2	0
25-Aug-18	69	17	6	1	0
25-Aug-19	0	0	0	0	0
WAL	14.17348	13.22049	11.73312	8.15642	4.83073
Principal Window	Jun18-Feb19	Sep16-Feb19	Jun14-Feb19	Feb11-Feb19	Jan09-Jan10
Prepay	0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

hypo5 - Dec - 2Y1

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	95	91	89	86	81
25-Aug-06	89	79	73	64	52
25-Aug-07	83	66	56	42	26
25-Aug-08	77	54	42	26	10
25-Aug-09	70	44	30	15	1
25-Aug-10	64	36	22	8	0
25-Aug-11	58	29	16	4	0
25-Aug-12	52	23	12	2	0
25-Aug-13	45	18	8	1	0
25-Aug-14	37	13	6 *		0
25-Aug-15	30	10	4	0	0
25-Aug-16	22	6	2	0	0
25-Aug-17	13	3	1	0	0
25-Aug-18	4	1	0	0	0
25-Aug-19	0	0	0	0	0

WAL	7.91944	5.25677	4.12306	2.9994	2.23201
Principal Window	Sep04-Feb19	Sep04-Nov18	Sep04-Jun18	Sep04-Jul15	Sep04-Nov09
Prepay	0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

hypo5 - Dec - 2YB

Date	1	2	3	4	5
27-Aug-04	100	100	100	100	100
25-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	100	100
25-Aug-10	100	100	100	100	0
25-Aug-11	100	100	100	100	0
25-Aug-12	100	100	100	100	0
25-Aug-13	100	100	100	100	0
25-Aug-14	100	100	100	100	0
25-Aug-15	100	100	100	95	0
25-Aug-16	100	100	100	53	0
25-Aug-17	100	100	100	25	0
25-Aug-18	100	100	68	6	0
25-Aug-19	0	0	0	0	0
WAL	14.49444	14.40833	14.16662	12.30882	5.34049
Principal Window	Feb19-Feb19	Nov18-Feb19	Jun18-Feb19	Jul15-Feb19	Nov09-Jan10
Prepay	0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

hypo5 - Dec - 2SUB

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	95	95	95	95	95
	25-Aug-06	90	90	90	90	90
	25-Aug-07	85	85	85	85	85
	25-Aug-08	79	79	79	79	79
	25-Aug-09	74	74	74	74	74
	25-Aug-10	67	66	64	62	59
	25-Aug-11	61	57	54	50	45
	25-Aug-12	54	48	44	38	30
	25-Aug-13	47	38	33	26	19
	25-Aug-14	39	29	24	17	10
	25-Aug-15	31	21	16	10	5
	25-Aug-16	23	14	10	6	2
	25-Aug-17	14	8	5	3	1
	25-Aug-18	5	2	2	1 *	
	25-Aug-19	0	0	0	0	0
WAL		8.18215	7.60249	7.28331	6.88357	6.46196
Principal Window		Sep04-Feb19	Sep04-Feb19	Sep04-Feb19	Sep04-Feb19	Sep04-Feb19
Prepay		0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

hypo5 - Dec - COLLAT

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	95	92	90	87	83
	25-Aug-06	90	81	76	68	57
	25-Aug-07	85	70	61	48	35
	25-Aug-08	79	59	48	34	21
	25-Aug-09	74	50	38	24	12
	25-Aug-10	67	42	30	17	7
	25-Aug-11	61	34	23	12	4
	25-Aug-12	54	28	17	8	2
	25-Aug-13	47	22	13	5	1
	25-Aug-14	39	17	9	3	1
	25-Aug-15	31	12	6	2 *	
	25-Aug-16	23	8	4	1 *	
	25-Aug-17	14	5	2	1 *	
	25-Aug-18	5	1	1 *	*	
	25-Aug-19	0	0	0	0	0
WAL		8.18215	5.74591	4.69651	3.63484	2.77298
Principal Window		Sep04-Feb19	Sep04-Feb19	Sep04-Feb19	Sep04-Feb19	Sep04-Feb19
Prepay		0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

GSR 048F Group 6 summary

Balance	WAC	WAM	Age	WAL
$245,000,000.00	5.17	174	4	4.69631

Settlement	27-Aug-2004	Prepay	250 PSA
1st Pay Date	25-Sep-2004		

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dated Date	Notes
A50	241,937,000.00		5 09/04 - 02/19	4.66356	01-Aug-04	FIX
SUBORD	3,063,000.00		5 09/04 - 02/19	7.28292	01-Aug-04	FIX

Pay Rules

Pay A50 to zero

Disclaimer:

hypo5pt - Dec - A50

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	95	92	90	87	83
	25-Aug-06	90	81	76	67	57
	25-Aug-07	85	70	60	48	34
	25-Aug-08	79	59	48	34	20
	25-Aug-09	74	50	38	24	12
	25-Aug-10	67	41	29	16	7
	25-Aug-11	61	34	22	11	4
	25-Aug-12	54	27	17	7	2
	25-Aug-13	47	22	12	5	1
	25-Aug-14	39	17	9	3	1
	25-Aug-15	31	12	6	2 *	
	25-Aug-16	23	8	4	1 *	
	25-Aug-17	14	4	2 *	*	
	25-Aug-18	5	1	1 *	*	
	25-Aug-19	0	0	0	0	0
WAL		8.18164	5.72213	4.66356	3.59359	2.72621
Principal Window		Sep04-Feb19	Sep04-Feb19	Sep04-Feb19	Sep04-Feb19	Sep04-Feb19
Prepay		0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

Disclaimer:

hypo5pt - Dec - SUBORD

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	95	95	95	95	95
	25-Aug-06	90	90	90	90	90
	25-Aug-07	85	85	85	85	85
	25-Aug-08	79	79	79	79	79
	25-Aug-09	74	74	74	74	74
	25-Aug-10	67	66	64	62	59
	25-Aug-11	61	57	54	50	45
	25-Aug-12	54	48	44	38	30
	25-Aug-13	47	38	33	26	19
	25-Aug-14	39	29	24	17	10
	25-Aug-15	31	21	16	10	5
	25-Aug-16	23	14	10	6	2
	25-Aug-17	14	8	5	3	1
	25-Aug-18	5	2	2	1 *	
	25-Aug-19	0	0	0	0	0
WAL		8.18164	7.60206	7.28292	6.88322	6.46166
Principal Window		Sep04-Feb19	Sep04-Feb19	Sep04-Feb19	Sep04-Feb19	Sep04-Feb19
Prepay		0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

hypo5pt - Dec - COLLAT

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	95	92	90	87	83
	25-Aug-06	90	81	76	68	57
	25-Aug-07	85	70	61	48	35
	25-Aug-08	79	59	48	34	21
	25-Aug-09	74	50	38	24	12
	25-Aug-10	67	42	30	17	7
	25-Aug-11	61	34	23	12	4
	25-Aug-12	54	28	17	8	2
	25-Aug-13	47	22	13	5	1
	25-Aug-14	39	17	9	3	1
	25-Aug-15	31	12	6	2 *	
	25-Aug-16	23	8	4	1 *	
	25-Aug-17	14	5	2	1 *	
	25-Aug-18	5	1	1 *	*	
	25-Aug-19	0	0	0	0	0
WAL		8.18164	5.74563	4.69631	3.63472	2.77291
Principal Window		Sep04-Feb19	Sep04-Feb19	Sep04-Feb19	Sep04-Feb19	Sep04-Feb19
Prepay		0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

GSR 048F Group 6 summary

Balance	WAC	WAM	Age	WAL
$245,000,000.00	5.17	174	4	4.69631

Settlement	27-Aug-2004	Prepay	250 PSA
1st Pay Date	25-Sep-2004		

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dated Date	Notes
A50	241,937,000.00	5	09/04 - 02/19	4.66356	01-Aug-04	FIX
SUBORD	3,063,000.00	5	09/04 - 02/19	7.28292	01-Aug-04	FIX

Pay Rules

Pay A50 to zero

Disclaimer:

hypo5pt - Dec - A50

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	95	92	90	87	83
	25-Aug-06	90	81	76	67	57
	25-Aug-07	85	70	60	48	34
	25-Aug-08	79	59	48	34	20
	25-Aug-09	74	50	38	24	12
	25-Aug-10	67	41	29	16	7
	25-Aug-11	61	34	22	11	4
	25-Aug-12	54	27	17	7	2
	25-Aug-13	47	22	12	5	1
	25-Aug-14	39	17	9	3	1
	25-Aug-15	31	12	6	2 *	
	25-Aug-16	23	8	4	1 *	
	25-Aug-17	14	4	2 *	*	
	25-Aug-18	5	1	1 *	*	
	25-Aug-19	0	0	0	0	0
WAL		8.18164	5.72213	4.66356	3.59359	2.72621
Principal Window		Sep04-Feb19	Sep04-Feb19	Sep04-Feb19	Sep04-Feb19	Sep04-Feb19
Prepay		0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

Disclaimer:

hypo5pt - Dec - SUBORD

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	95	95	95	95	95
	25-Aug-06	90	90	90	90	90
	25-Aug-07	85	85	85	85	85
	25-Aug-08	79	79	79	79	79
	25-Aug-09	74	74	74	74	74
	25-Aug-10	67	66	64	62	59
	25-Aug-11	61	57	54	50	45
	25-Aug-12	54	48	44	38	30
	25-Aug-13	47	38	33	26	19
	25-Aug-14	39	29	24	17	10
	25-Aug-15	31	21	16	10	5
	25-Aug-16	23	14	10	6	2
	25-Aug-17	14	8	5	3	1
	25-Aug-18	5	2	2	1 *	
	25-Aug-19	0	0	0	0	0
WAL		8.18164	7.60206	7.28292	6.88322	6.46166
Principal Window		Sep04-Feb19	Sep04-Feb19	Sep04-Feb19	Sep04-Feb19	Sep04-Feb19
Prepay		0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

Disclaimer:

hypo5pt - Dec - COLLAT

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	95	92	90	87	83
25-Aug-06	90	81	76	68	57
25-Aug-07	85	70	61	48	35
25-Aug-08	79	59	48	34	21
25-Aug-09	74	50	38	24	12
25-Aug-10	67	42	30	17	7
25-Aug-11	61	34	23	12	4
25-Aug-12	54	28	17	8	2
25-Aug-13	47	22	13	5	1
25-Aug-14	39	17	9	3	1
25-Aug-15	31	12	6	2 *	
25-Aug-16	23	8	4	1 *	
25-Aug-17	14	5	2	1 *	
25-Aug-18	5	1	1 *	*	
25-Aug-19	0	0	0	0	0
WAL	8.18164	5.74563	4.69631	3.63472	2.77291
Principal Window	Sep04-Feb19	Sep04-Feb19	Sep04-Feb19	Sep04-Feb19	Sep04-Feb19
Prepay	0 PSA	150 PSA	250 PSA	400 PSA	600 PSA

Disclaimer:

Disclaimer:

CMO GS HYPO5PT A50

Scenario Report (Intex)

Goldman Sachs

Generated: 08/12/2004 13:22:33

CUSIP	Monthly	As Of	8/04	Pricing	8/11/04	Original	241,937,000.00
Description: Senior				Settle	8/27/04	Balance	241,937,000.00
Coupon: 5.000%				Next Proj	9/25/04	Factor	1.00000000
Collateral: Cpn 5.00 WAC 5.17 WAM 174 WALA 4				Stated Final	0/0/00	Delay	24

Historical CPR's: 8/04= 7/04= 6/04= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		236	108	120	150	670	1478	1667
	Av Life	4.792	6.285	6.116	5.722	2.513	1.362	1.225
Price	Window	9/04-2/19	9/04-2/19	9/04-2/19	9/04-2/19	9/04-2/19	9/04-12/07	9/04-10/06
100-20	Yield	4.812	4.862	4.858	4.846	4.629	4.307	4.228
100-21	Yield	4.804	4.856	4.851	4.839	4.616	4.283	4.201
100-22	Yield	4.796	4.850	4.845	4.833	4.602	4.259	4.175
100-23	Yield	4.789	4.844	4.839	4.826	4.588	4.235	4.148
100-24	Yield	4.781	4.838	4.832	4.819	4.575	4.211	4.121
100-25	Yield	4.773	4.831	4.826	4.813	4.561	4.187	4.095
100-26	Yield	4.765	4.825	4.820	4.806	4.547	4.163	4.068
100-27	Yield	4.758	4.819	4.814	4.800	4.534	4.139	4.041
100-28	Yield	4.750	4.813	4.807	4.793	4.520	4.115	4.015
100-29	Yield	4.742	4.807	4.801	4.786	4.506	4.091	3.988
100-30	Yield	4.734	4.801	4.795	4.780	4.493	4.067	3.962
100-31	Yield	4.727	4.795	4.789	4.773	4.479	4.043	3.935
101-00	Yield	4.719	4.789	4.782	4.766	4.465	4.019	3.909
101-01	Yield	4.711	4.782	4.776	4.760	4.452	3.995	3.882
101-02	Yield	4.704	4.776	4.770	4.753	4.438	3.971	3.856
101-03	Yield	4.696	4.770	4.763	4.746	4.425	3.947	3.829
101-04	Yield	4.688	4.764	4.757	4.740	4.411	3.923	3.803
101-05	Yield	4.680	4.758	4.751	4.733	4.398	3.899	3.776
101-06	Yield	4.673	4.752	4.745	4.727	4.384	3.875	3.750
101-07	Yield	4.665	4.746	4.738	4.720	4.370	3.851	3.724
101-08	Yield	4.657	4.740	4.732	4.713	4.357	3.827	3.697

All information contained herein, whether regarding assets backing any sec urities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). This material is for your private information, and we are not soliciting any action based upon it. Certain transactions give rise to substantial risk and are not suitable for all investors. We, or perso ns involved in the preparation or issuance of this material, may from time to time, ha ve long or short positions in, and buy or sell, securities, futures or options iden tical with or related to those mentioned herein. We make no representation that any tra nsaction can or could be effected at the indicated prices. This material may be fi led with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Information contained in this material is current as of the date appearing on this material only. The information herein has been pro vided solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer or any of the issuer's affiliates, in reliance on information regarding the c ollateral furnished by the issuer. Neither the issuer of the certificates nor Gold man, Sachs & Co. nor any of their affiliates makes any representation as to the accur acy or completeness of the information herein. The information contained in this m aterial may be based on assumptions regarding market conditions and other matters as r eflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual m arket conditions or events, and this material should not be relied upon for such pu rposes. In addition, we mutually agree that, subject to applicable law, you may discl ose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this mate rial may be obtained upon request.

gsr 0410F Group 7 Summary

Balance	WAC	WAM	Age	WAL
$56,000,000.00	6.68	116	56	2.56138

Settlement	27-Aug-2004	Prepay	400 PSA
1st Pay Date	25-Sep-2004		

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dated Date	Notes
A60	55,300,000.00		6 09/04 - 04/14	2.52826	01-Aug-04	FIX
SUB60	700,000.00		6 09/04 - 04/14	5.17816	01-Aug-04	FIX

Pay Rules

1. Pay A60 to zero

Disclaimer:

hypo6pt - Dec - A60

Date	1	2	3	4	5
27-Aug-04	100	100	100	100	100
25-Aug-05	92	81	70	59	47
25-Aug-06	84	65	48	34	22
25-Aug-07	76	51	33	19	10
25-Aug-08	66	39	22	10	4
25-Aug-09	56	29	14	5	1
25-Aug-10	46	21	8	3 *	
25-Aug-11	34	14	5	1 *	
25-Aug-12	22	8	2 *		0
25-Aug-13	9	3	1 *		0
25-Aug-14	0	0	0	0	0
WAL	5.38459	3.63235	2.52826	1.81249	1.32901
Principal Window	Sep04-Apr14	Sep04-Apr14	Sep04-Apr14	Sep04-Apr14	Sep04-Aug12
Prepay	0 PSA	200 PSA	400 PSA	600 PSA	800 PSA

Disclaimer:

hypo6pt - Dec - SUB60

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	92	92	92	92	92
25-Aug-06	84	84	84	84	84
25-Aug-07	76	76	76	76	76
25-Aug-08	66	66	66	66	66
25-Aug-09	56	56	56	56	56
25-Aug-10	46	44	42	40	38
25-Aug-11	34	31	28	25	22
25-Aug-12	22	19	16	12	9
25-Aug-13	9	7	5	4	2
25-Aug-14	0	0	0	0	0
WAL	5.38459	5.28049	5.17816	5.07687	4.97121
Principal Window	Sep04-Apr14	Sep04-Apr14	Sep04-Apr14	Sep04-Apr14	Sep04-Apr14
Prepay	0 PSA	200 PSA	400 PSA	600 PSA	800 PSA

Disclaimer:

hypo6pt - Dec - COLLAT

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	92	81	70	59	48
25-Aug-06	84	65	49	35	23
25-Aug-07	76	51	33	20	11
25-Aug-08	66	40	22	11	5
25-Aug-09	56	30	14	6	2
25-Aug-10	46	21	9	3	1
25-Aug-11	34	14	5	2 *	
25-Aug-12	22	8	2	1 *	
25-Aug-13	9	3	1 *	*	
25-Aug-14	0	0	0	0	0
WAL	5.38459	3.65295	2.56138	1.8533	1.37454
Principal Window	Sep04-Apr14	Sep04-Apr14	Sep04-Apr14	Sep04-Apr14	Sep04-Apr14
Prepay	0 PSA	200 PSA	400 PSA	600 PSA	800 PSA

Disclaimer:

GSR 0410F Group 3 Summary

Balance	GWAC	NWAC	WAM	WALA
11,136,345.44	5.941	5.75	357	3
221,849,759.44	$6.48	5.75	348	10

Settlement	27-Aug-2004	Prepay	400 PSA
1st Pay Date	25-Sep-2004		

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dated Date	Notes	
PO	9,416,521.74	0	09/04 - 05/34	3.82767	01-Aug-04	FIX	
8A1	147,700,000.00	4.5	09/04 - 08/12	3.37455	01-Aug-04	FIX	Pac bands 225-400psa
8A2	36,925,000.00	6	09/04 - 08/12	3.37455	01-Aug-04	IO	Pac io, strips 150bps from 8A1
8A3	68,880,000.00	6	09/04 - 05/34	4.79931	01-Aug-04	FIX	Support, accrual
SUBORD	6,989,583.14	5.75	09/04 - 05/34	9.32814	01-Aug-04	FIX	

Pay Rules

1. Pay 8A3 accruals to 8A1 to schedule
2. Pay 8A3 accruals to 8A3 to zero
3. Pay 4.1666666670% to PO to zero
4. Pay remainder as follows:
    a. Pay 8A1 to schedule
    b. Pay 8A3 to zero
    c. Pay 8A1 to zero

Disclaimer:

20040825	147700000
20040925	146562873
20041025	145343000.7
20041125	144041399
20041225	142659179.4
20050125	141197548.2
20050225	139657805
20050325	138041340.6
20050425	136349635.1
20050525	134584256
20050625	132746856
20050725	130839169.9
20050825	128863012.8
20050925	126820276.5
20051025	124712927.1
20051125	122543001.8
20051225	120312605.3
20060125	118023906.8
20060225	115679136.4
20060325	113280581.1
20060425	110830581.4
20060525	108409038.9
20060625	106015639.2
20060725	103650074.2
20060825	101312041.9
20060925	99001246.54
20061025	96717398.09
20061125	94460212.33
20061225	92231592.96
20070125	90031188.69
20070225	87858652.51
20070325	85713641.64
20070425	83595817.5
20070525	81504845.61
20070625	79440395.58
20070725	77402141.07
20070825	75389759.69
20070925	73402933
20071025	71441346.45
20071125	69504689.31
20071225	67592654.66
20080125	65704939.32
20080225	63841243.8
20080325	62001272.29
20080425	60184732.56
20080525	58391335.98
20080625	56620797.43
20080725	54872835.26
20080825	53147171.28
20080925	51443530.69
20081025	49761642.04
20081125	48101237.21
20081225	46462051.35
20090125	44843822.84
20090225	43246293.27
20090325	41669207.38
20090425	40112313.03
20090525	38575361.17
20090625	37058105.79
20090725	35560303.89
20090825	34081715.44
20090925	32646881.77
20091025	31246814.32
20091125	29880694.86
20091225	28547724.18
20100125	27247121.58
20100225	25978124.55
20100325	24739988.25
20100425	23531985.18
20100525	22353404.72
20100625	21203552.78
20100725	20081751.41
20100825	18987338.43
20100925	17932404.31
20101025	16903338.24
20101125	15899526.22
20101225	14920368.58
20110125	13965279.64
20110225	13033687.39
20110325	12125033.18
20110425	11238771.41
20110525	10374369.22
20110625	9531306.2
20110725	8709074.11
20110825	7907176.58
20110925	7147522.89
20111025	6406662.61
20111125	5684144.09
20111225	4979526.32
20120125	4292378.71
20120225	3622280.8
20120325	2968822.07
20120425	2331601.69
20120525	1710228.29
20120625	1104319.75
20120725	513502.96
20120825	0

gsrbbg3 - Dec - PO

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	99	92	86	79	72
25-Aug-06	97	81	65	51	39
25-Aug-07	96	70	48	31	18
25-Aug-08	95	60	35	19	8
25-Aug-09	93	52	26	11	3
25-Aug-10	91	44	19	6	1
25-Aug-11	90	38	14	3	0
25-Aug-12	88	33	10	2	0
25-Aug-13	86	28	7	1	0
25-Aug-14	84	24	5	1	0
25-Aug-15	81	21	4 *		0
25-Aug-16	79	18	3 *		0
25-Aug-17	76	15	2 *		0
25-Aug-18	73	13	2 *		0
25-Aug-19	70	11	1 *		0
25-Aug-20	67	9	1 *		0
25-Aug-21	64	8	1 *		0
25-Aug-22	60	6 *	*		0
25-Aug-23	56	5 *	*		0
25-Aug-24	52	4 *	*		0
25-Aug-25	48	3 *	*		0
25-Aug-26	43	3 *	*		0
25-Aug-27	38	2 *	*		0
25-Aug-28	33	2 *	*		0
25-Aug-29	27	1 *	*		0
25-Aug-30	21	1 *	*		0
25-Aug-31	15 *	*	*		0
25-Aug-32	8 *	*	*		0
25-Aug-33 *	*	*	*		0
25-Aug-34	0	0	0	0	0
WAL	18.8308	6.95252	3.82767	2.5741	1.92684
Principal Window	Sep04-May34	Sep04-May34	Sep04-May34	Sep04-May34	Sep04-Mar11
Prepay	0 PSA	200 PSA	400 PSA	600 PSA	800 PSA

Disclaimer:

Disclaimer:

gsrbbg3 - Dec - 8A1

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	95	87	87	87	87
	25-Aug-06	90	69	69	69	57
	25-Aug-07	85	51	51	46	27
	25-Aug-08	80	36	36	27	12
	25-Aug-09	74	23	23	16	4
	25-Aug-10	67	13	13	9	1
	25-Aug-11	60	5	5	5	0
	25-Aug-12	53	0	0	3	0
	25-Aug-13	46	0	0	2	0
	25-Aug-14	38	0	0	1	0
	25-Aug-15	29	0	0	1	0
	25-Aug-16	20	0	0 *		0
	25-Aug-17	10	0	0 *		0
	25-Aug-18	0	0	0 *		0
	25-Aug-19	0	0	0 *		0
	25-Aug-20	0	0	0 *		0
	25-Aug-21	0	0	0 *		0
	25-Aug-22	0	0	0 *		0
	25-Aug-23	0	0	0 *		0
	25-Aug-24	0	0	0 *		0
	25-Aug-25	0	0	0 *		0
	25-Aug-26	0	0	0 *		0
	25-Aug-27	0	0	0 *		0
	25-Aug-28	0	0	0 *		0
	25-Aug-29	0	0	0 *		0
	25-Aug-30	0	0	0 *		0
	25-Aug-31	0	0	0 *		0
	25-Aug-32	0	0	0 *		0
	25-Aug-33	0	0	0 *		0
	25-Aug-34	0	0	0	0	0
WAL		8.01208	3.37455	3.37455	3.18822	2.41826
Principal Window		Sep04-Aug18	Sep04-Aug12	Sep04-Aug12	Sep04-May34	Sep04-Mar11
Prepay		0 PSA	200 PSA	400 PSA	600 PSA	800 PSA

Disclaimer:

gsrbbg3 - Dec - 8A2

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	95	87	87	87	87
	25-Aug-06	90	69	69	69	57
	25-Aug-07	85	51	51	46	27
	25-Aug-08	80	36	36	27	12
	25-Aug-09	74	23	23	16	4
	25-Aug-10	67	13	13	9	1
	25-Aug-11	60	5	5	5	0
	25-Aug-12	53	0	0	3	0
	25-Aug-13	46	0	0	2	0
	25-Aug-14	38	0	0	1	0
	25-Aug-15	29	0	0	1	0
	25-Aug-16	20	0	0 *		0
	25-Aug-17	10	0	0 *		0
	25-Aug-18	0	0	0 *		0
	25-Aug-19	0	0	0 *		0
	25-Aug-20	0	0	0 *		0
	25-Aug-21	0	0	0 *		0
	25-Aug-22	0	0	0 *		0
	25-Aug-23	0	0	0 *		0
	25-Aug-24	0	0	0 *		0
	25-Aug-25	0	0	0 *		0
	25-Aug-26	0	0	0 *		0
	25-Aug-27	0	0	0 *		0
	25-Aug-28	0	0	0 *		0
	25-Aug-29	0	0	0 *		0
	25-Aug-30	0	0	0 *		0
	25-Aug-31	0	0	0 *		0
	25-Aug-32	0	0	0 *		0
	25-Aug-33	0	0	0 *		0
	25-Aug-34	0	0	0	0	0
WAL		8.01208	3.37455	3.37455	3.18822	2.41826
Principal Window						
Prepay		0 PSA	200 PSA	400 PSA	600 PSA	800 PSA

Disclaimer:

·r Disclaimer:

gsrbbg3 - Dec - 8A3

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	106	103	82	61	40
	25-Aug-06	113	107	58	14	0
	25-Aug-07	120	110	42	0	0
	25-Aug-08	127	112	34	0	0
	25-Aug-09	135	113	31	0	0
	25-Aug-10	143	112	31	0	0
	25-Aug-11	152	108	31	0	0
	25-Aug-12	161	103	31	0	0
	25-Aug-13	171	88	23	0	0
	25-Aug-14	182	76	17	0	0
	25-Aug-15	193	65	13	0	0
	25-Aug-16	205	55	9	0	0
	25-Aug-17	218	47	7	0	0
	25-Aug-18	231	40	5	0	0
	25-Aug-19	221	34	4	0	0
	25-Aug-20	211	28	3	0	0
	25-Aug-21	200	24	2	0	0
	25-Aug-22	189	20	1	0	0
	25-Aug-23	177	16	1	0	0
	25-Aug-24	164	13	1	0	0
	25-Aug-25	150	11 *		0	0
	25-Aug-26	135	8 *		0	0
	25-Aug-27	120	7 *		0	0
	25-Aug-28	103	5 *		0	0
	25-Aug-29	85	4 *		0	0
	25-Aug-30	66	2 *		0	0
	25-Aug-31	46	1 *		0	0
	25-Aug-32	24	1 *		0	0
	25-Aug-33	1 *	*		0	0
	25-Aug-34	0	0	0	0	0
WAL		22.74733	13.20896	4.79931	1.25724	0.87309
Principal Window		Sep18-May34	Dec09-May34	Sep04-May34	Sep04-Feb07	Sep04-Mar06
Prepay		0 PSA	200 PSA	400 PSA	600 PSA	800 PSA

Disclaimer:

gsrbbg3 - Dec - SUBORD

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	99	99	99	99	99
	25-Aug-06	97	97	97	97	97
	25-Aug-07	96	96	96	96	96
	25-Aug-08	95	95	95	95	95
	25-Aug-09	93	93	93	93	93
	25-Aug-10	91	88	84	80	75
	25-Aug-11	90	82	74	66	47
	25-Aug-12	88	74	62	49	24
	25-Aug-13	86	66	48	34	12
	25-Aug-14	84	56	36	21	6
	25-Aug-15	81	48	26	13	3
	25-Aug-16	79	41	19	8	2
	25-Aug-17	76	35	14	5	1
	25-Aug-18	73	30	10	3 *	
	25-Aug-19	70	25	8	2 *	
	25-Aug-20	67	21	6	1 *	
	25-Aug-21	64	18	4	1 *	
	25-Aug-22	60	15	3 *	*	
	25-Aug-23	56	12	2 *	*	
	25-Aug-24	52	10	1 *	*	
	25-Aug-25	48	8	1 *	*	
	25-Aug-26	43	6	1 *	*	
	25-Aug-27	38	5 *	*	*	
	25-Aug-28	33	4 *	*	*	
	25-Aug-29	27	3 *	*	*	
	25-Aug-30	21	2 *	*	*	
	25-Aug-31	15	1 *	*	*	
	25-Aug-32	8	1 *	*	*	
	25-Aug-33 *	*	*	*	*	
	25-Aug-34	0	0	0	0	0
WAL		18.8308	11.81102	9.32814	8.15567	7.0397
Principal Window		Sep04-May34	Sep04-May34	Sep04-May34	Sep04-May34	Sep04-May34
Prepay		0 PSA	200 PSA	400 PSA	600 PSA	800 PSA

Disclaimer:

gsrbbg3 - Dec - COLLAT

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	99	92	86	80	73
	25-Aug-06	97	81	66	53	40
	25-Aug-07	96	70	50	33	21
	25-Aug-08	95	61	37	21	11
	25-Aug-09	93	53	28	13	5
	25-Aug-10	91	46	21	8	3
	25-Aug-11	90	39	15	5	1
	25-Aug-12	88	34	11	3	1
	25-Aug-13	86	29	9	2 *	
	25-Aug-14	84	25	6	1 *	
	25-Aug-15	81	21	5	1 *	
	25-Aug-16	79	18	3 *	*	
	25-Aug-17	76	16	3 *	*	
	25-Aug-18	73	13	2 *	*	
	25-Aug-19	70	11	1 *	*	
	25-Aug-20	67	9	1 *	*	
	25-Aug-21	64	8	1 *	*	
	25-Aug-22	60	6	1 *	*	
	25-Aug-23	56	5 *	*	*	
	25-Aug-24	52	4 *	*	*	
	25-Aug-25	48	4 *	*	*	
	25-Aug-26	43	3 *	*	*	
	25-Aug-27	38	2 *	*	*	
	25-Aug-28	33	2 *	*	*	
	25-Aug-29	27	1 *	*	*	
	25-Aug-30	21	1 *	*	*	
	25-Aug-31	15 *	*	*	*	
	25-Aug-32	8 *	*	*	*	
	25-Aug-33 *	*	*	*	*	
	25-Aug-34	0	0	0	0	0
WAL		18.8308	7.09827	3.99269	2.74155	2.08023
Principal Window		Sep04-May34	Sep04-May34	Sep04-May34	Sep04-May34	Sep04-May34
Prepay		0 PSA	200 PSA	400 PSA	600 PSA	800 PSA

Disclaimer:

Disclaimer:

gsrbbg3 - Dec - COLLAT_1

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	99	92	86	80	73
25-Aug-06	97	81	66	53	40
25-Aug-07	96	70	50	33	21
25-Aug-08	95	61	37	21	11
25-Aug-09	93	53	28	13	5
25-Aug-10	91	46	21	8	3
25-Aug-11	90	39	15	5	1
25-Aug-12	88	34	11	3	1
25-Aug-13	86	29	9	2 *	
25-Aug-14	84	25	6	1 *	
25-Aug-15	81	21	5	1 *	
25-Aug-16	79	18	3 *	*	
25-Aug-17	76	16	3 *	*	
25-Aug-18	73	13	2 *	*	
25-Aug-19	70	11	1 *	*	
25-Aug-20	67	9	1 *	*	
25-Aug-21	64	8	1 *	*	
25-Aug-22	60	6	1 *	*	
25-Aug-23	56	5 *	*	*	
25-Aug-24	52	4 *	*	*	
25-Aug-25	48	4 *	*	*	
25-Aug-26	43	3 *	*	*	
25-Aug-27	38	2 *	*	*	
25-Aug-28	33	2 *	*	*	
25-Aug-29	27	1 *	*	*	
25-Aug-30	21	1 *	*	*	
25-Aug-31	15 *	*	*	*	
25-Aug-32	8 *	*	*	*	
25-Aug-33 *	*	*	*	*	
25-Aug-34	0	0	0	0	0
WAL	18.8308	7.09827	3.99269	2.74155	2.08023
Principal Window	Sep04-May34	Sep04-May34	Sep04-May34	Sep04-May34	Sep04-May34
Prepay	0 PSA	200 PSA	400 PSA	600 PSA	800 PSA

Disclaimer:

hypoaug6 - Summary

Balance	gWAC	nWAC	WAM	WALA
6,282,584.00	5.941	6	357	3
216,995,998.00	6.477	6	348	10

Settlement	27-Aug-2004	Prepay	400 PSA
1st Pay Date	25-Sep-2004		

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dated Date	Notes
PA	147,700,000.00	4.5	09/04 - 08/12	3.375	01-Aug-04	FIX
PB	36,925,000.00	6	09/04 - 08/12	3.375	01-Aug-04	IO
S1	68,880,000.00	6	09/04 - 05/34	4.774	01-Aug-04	FIX
SUBORD	6,698,582.00	6	09/04 - 05/34	9.328	01-Aug-04	FIX

Pay Rules

1. Pay S1 accruals to PA to schedule and then to S1 to zero
2. Pay PA to schedule
3. Pay S1 to zero
4. Pay PA to zero

Disclaimer:

20040825	147700000
20040925	146562873
20041025	145343000.7
20041125	144041399
20041225	142659179.4
20050125	141197548.2
20050225	139657805
20050325	138041340.6
20050425	136349635.1
20050525	134584256
20050625	132746856
20050725	130839169.9
20050825	128863012.8
20050925	126820276.5
20051025	124712927.1
20051125	122543001.8
20051225	120312605.3
20060125	118023906.8
20060225	115679136.4
20060325	113280581.1
20060425	110830581.4
20060525	108409038.9
20060625	106015639.2
20060725	103650074.2
20060825	101312041.9
20060925	99001246.54
20061025	96717398.09
20061125	94460212.33
20061225	92231592.96
20070125	90031188.69
20070225	87858652.51
20070325	85713641.64
20070425	83595817.5
20070525	81504845.61
20070625	79440395.58
20070725	77402141.07
20070825	75389759.69
20070925	73402933
20071025	71441346.45
20071125	69504689.31
20071225	67592654.66
20080125	65704939.32
20080225	63841243.8
20080325	62001272.29
20080425	60184732.56
20080525	58391335.98
20080625	56620797.43
20080725	54872835.26
20080825	53147171.28
20080925	51443530.69
20081025	49761642.04
20081125	48101237.21
20081225	46462051.35
20090125	44843822.84
20090225	43246293.27
20090325	41669207.38
20090425	40112313.03
20090525	38575361.17
20090625	37058105.79
20090725	35560303.89
20090825	34081715.44
20090925	32646881.77
20091025	31246814.32
20091125	29880694.86
20091225	28547724.18
20100125	27247121.58
20100225	25978124.55
20100325	24739988.25
20100425	23531985.18
20100525	22353404.72
20100625	21203552.78
20100725	20081751.41
20100825	18987338.43
20100925	17932404.31
20101025	16903338.24
20101125	15899526.22
20101225	14920368.58
20110125	13965279.64
20110225	13033687.39
20110325	12125033.18
20110425	11238771.41
20110525	10374369.22
20110625	9531306.2
20110725	8709074.11
20110825	7907176.58
20110925	7147522.89
20111025	6406662.61
20111125	5684144.09
20111225	4979526.32
20120125	4292378.71
20120225	3622280.8
20120325	2968822.07
20120425	2331601.69
20120525	1710228.29
20120625	1104319.75
20120725	513502.96
20120825	0

hypoaug6 - Dec - PA

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	95	87	87	87	87
	25-Aug-06	90	69	69	69	56
	25-Aug-07	85	51	51	46	27
	25-Aug-08	80	36	36	27	12
	25-Aug-09	74	23	23	16	4
	25-Aug-10	67	13	13	9	1
	25-Aug-11	61	5	5	5	0
	25-Aug-12	53	0	0	3	0
	25-Aug-13	46	0	0	2	0
	25-Aug-14	38	0	0	1	0
	25-Aug-15	29	0	0	1	0
	25-Aug-16	20	0	0 *		0
	25-Aug-17	10	0	0 *		0
	25-Aug-18	0	0	0 *		0
	25-Aug-19	0	0	0 *		0
	25-Aug-20	0	0	0 *		0
	25-Aug-21	0	0	0 *		0
	25-Aug-22	0	0	0 *		0
	25-Aug-23	0	0	0 *		0
	25-Aug-24	0	0	0 *		0
	25-Aug-25	0	0	0 *		0
	25-Aug-26	0	0	0 *		0
	25-Aug-27	0	0	0 *		0
	25-Aug-28	0	0	0 *		0
	25-Aug-29	0	0	0 *		0
	25-Aug-30	0	0	0 *		0
	25-Aug-31	0	0	0 *		0
	25-Aug-32	0	0	0 *		0
	25-Aug-33	0	0	0 *		0
	25-Aug-34	0	0	0	0	0
WAL		8.013	3.375	3.375	3.182	2.41
Principal Window		Sep04-Aug18	Sep04-Aug12	Sep04-Aug12	Sep04-May34	Sep04-Feb11
Prepay		0 PSA	200 PSA	400 PSA	600 PSA	800 PSA

Disclaimer:

hypoaug6 - Dec - PB

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	95	87	87	87	87
	25-Aug-06	90	69	69	69	56
	25-Aug-07	85	51	51	46	27
	25-Aug-08	80	36	36	27	12
	25-Aug-09	74	23	23	16	4
	25-Aug-10	67	13	13	9	1
	25-Aug-11	61	5	5	5	0
	25-Aug-12	53	0	0	3	0
	25-Aug-13	46	0	0	2	0
	25-Aug-14	38	0	0	1	0
	25-Aug-15	29	0	0	1	0
	25-Aug-16	20	0	0 *		0
	25-Aug-17	10	0	0 *		0
	25-Aug-18	0	0	0 *		0
	25-Aug-19	0	0	0 *		0
	25-Aug-20	0	0	0 *		0
	25-Aug-21	0	0	0 *		0
	25-Aug-22	0	0	0 *		0
	25-Aug-23	0	0	0 *		0
	25-Aug-24	0	0	0 *		0
	25-Aug-25	0	0	0 *		0
	25-Aug-26	0	0	0 *		0
	25-Aug-27	0	0	0 *		0
	25-Aug-28	0	0	0 *		0
	25-Aug-29	0	0	0 *		0
	25-Aug-30	0	0	0 *		0
	25-Aug-31	0	0	0 *		0
	25-Aug-32	0	0	0 *		0
	25-Aug-33	0	0	0 *		0
	25-Aug-34	0	0	0	0	0
WAL		8.013	3.375	3.375	3.182	2.41
Principal Window						
Prepay		0 PSA	200 PSA	400 PSA	600 PSA	800 PSA

Disclaimer:

hypoaug6 - Dec - S1

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	106	103	82	61	39
25-Aug-06	113	106	58	13	0
25-Aug-07	120	109	42	0	0
25-Aug-08	127	111	34	0	0
25-Aug-09	135	113	31	0	0
25-Aug-10	143	112	31	0	0
25-Aug-11	152	108	31	0	0
25-Aug-12	161	103	31	0	0
25-Aug-13	171	88	23	0	0
25-Aug-14	182	76	17	0	0
25-Aug-15	193	65	13	0	0
25-Aug-16	205	55	9	0	0
25-Aug-17	218	47	7	0	0
25-Aug-18	231	40	5	0	0
25-Aug-19	221	34	4	0	0
25-Aug-20	211	28	3	0	0
25-Aug-21	200	24	2	0	0
25-Aug-22	189	20	1	0	0
25-Aug-23	177	16	1	0	0
25-Aug-24	164	13	1	0	0
25-Aug-25	150	11 *		0	0
25-Aug-26	135	8 *		0	0
25-Aug-27	120	7 *		0	0
25-Aug-28	103	5 *		0	0
25-Aug-29	85	4 *		0	0
25-Aug-30	66	2 *		0	0
25-Aug-31	45	1 *		0	0
25-Aug-32	24	1 *		0	0
25-Aug-33 *	*	*		0	0
25-Aug-34	0	0	0	0	0

WAL	22.74	13.211	4.774	1.244	0.865
Principal Window	Sep18-May34	Dec09-May34	Sep04~May34	Sep04-Feb07	Sep04-Mar06
Prepay	0 PSA	200 PSA	400 PSA	600 PSA	800 PSA

Disclaimer:

Disclaimer:

hypoaug6 - Dec - SUBORD

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	99	99	99	99	99
	25-Aug-06	97	97	97	97	97
	25-Aug-07	96	96	96	96	96
	25-Aug-08	95	95	95	95	95
	25-Aug-09	93	93	93	93	93
	25-Aug-10	91	88	84	80	75
	25-Aug-11	90	82	74	66	47
	25-Aug-12	88	74	62	49	24
	25-Aug-13	86	66	48	34	12
	25-Aug-14	84	56	36	21	6
	25-Aug-15	81	48	26	13	3
	25-Aug-16	79	41	19	8	2
	25-Aug-17	76	35	14	5	1
	25-Aug-18	73	30	10	3 *	
	25-Aug-19	70	25	8	2 *	
	25-Aug-20	67	21	6	1 *	
	25-Aug-21	64	18	4	1 *	
	25-Aug-22	60	15	3 *	*	
	25-Aug-23	56	12	2 *	*	
	25-Aug-24	52	10	1 *	*	
	25-Aug-25	48	8	1 *	*	
	25-Aug-26	43	6	1 *	*	
	25-Aug-27	38	5 *	*	*	
	25-Aug-28	33	4 *	*	*	
	25-Aug-29	27	3 *	*	*	
	25-Aug-30	21	2 *	*	*	
	25-Aug-31	14	1 *	*	*	
	25-Aug-32	8	1 *	*	*	
	25-Aug-33 *	*	*	*		0
	25-Aug-34	0	0	0	0	0
WAL		18.826	11.811	9.328	8.156	7.033
Principal Window		Sep04-May34	Sep04-May34	Sep04-May34	Sep04-May34	Sep04-Nov33
Prepay		0 PSA	200 PSA	400 PSA	600 PSA	800 PSA

Disclaimer:

CMO HYPOAUG6 PA
Scenario Report (GS)

Goldman Sachs

3.4 yr AD PAC1 | Generated: 08/11/2004 11:42:46 | **Page 1 of 1**

CUSIP	Monthly	As Of	8/04	Pricing	8/10/04	Original	147,700,000.00
Description:	AD,PAC1			Settle	8/27/04	Balance	147,700,000.00
Coupon:	4.500%			Next Proj	9/25/04	Factor	1.00000000
Stated Band:	225-400	Effective Band:	N/A	Stated Final	0/0/00	Delay	24

Collateral: Cpn 6.00 WAC 6.46 WAM 348 WALA 9

Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		400	100	150	200	700	1000	1500
	Av Life	3.375	4.258	3.517	3.375	2.741	1.953	1.311
Price	Window	9/04-8/12	9/04-1/13	9/04-8/12	9/04-8/12	9/04-8/33	9/04-3/09	9/04-2/07
99-24	Yield	4.526	4.529	4.526	4.526	4.522	4.515	4.502
99-24+	Yield	4.520	4.525	4.521	4.520	4.516	4.506	4.490
99-25	Yield	4.515	4.520	4.516	4.515	4.510	4.498	4.477
99-25+	Yield	4.510	4.516	4.511	4.510	4.503	4.489	4.464
99-26	Yield	4.505	4.512	4.506	4.505	4.497	4.480	4.452
99-26+	Yield	4.500	4.508	4.501	4.500	4.491	4.472	4.439
99-27	Yield	4.494	4.504	4.496	4.494	4.484	4.463	4.427
99-27+	Yield	4.489	4.499	4.491	4.489	4.478	4.455	4.414
99-28	Yield	4.484	4.495	4.486	4.484	4.472	4.446	4.402
99-28+	Yield	4.479	4.491	4.481	4.479	4.466	4.437	4.389
99-29	Yield	4.474	4.487	4.476	4.474	4.459	4.429	4.377
99-29+	Yield	4.468	4.482	4.471	4.468	4.453	4.420	4.364
99-30	Yield	4.463	4.478	4.466	4.463	4.447	4.412	4.352
99-30+	Yield	4.458	4.474	4.461	4.458	4.440	4.403	4.339
99-31	Yield	4.453	4.470	4.456	4.453	4.434	4.395	4.326
99-31+	Yield	4.448	4.466	4.451	4.448	4.428	4.386	4.314
100-00	Yield	4.442	4.461	4.446	4.442	4.422	4.377	4.301

All information contained herein, whether regarding assets backing any sec urities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). This material is for your private information, and we are not soliciting any action based upon it. Certain transactions give rise to substantial risk and are not suitable for all investors. We, or perso ns involved in the preparation or issuance of this material, may from time to time, ha ve long or short positions in, and buy or sell, securities, futures or options iden tical with or related to those mentioned herein. We make no representation that any tra nsaction can or could be effected at the indicated prices. This material may be fi led with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Information contained in this material is current as of the date appearing on this material only. The information herein has been pro vided solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer or any of the issuer's affiliates, in reliance on information regarding the c ollateral furnished by the issuer. Neither the issuer of the certificates nor Gold man, Sachs & Co. nor any of their affiliates makes any representation as to the accur acy or completeness of the information herein. The information contained in this m aterial may be based on assumptions regarding market conditions and other matters as r eflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual m arket conditions or events, and this material should not be relied upon for such pu rposes. In addition, we mutually agree that, subject to applicable law, you may discl ose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this mate rial may be obtained upon request.

CMO GS HYPOAUG6 PA
Scenario Report (Intex)

Goldman Sachs

Generated: 08/09/2004 10:46:02

CUSIP	Monthly	As Of	8/04	Pricing	8/6/04	Original	147,700,000.00
Description:	Accretion Directed,Senior,Pac			Settle	8/27/04	Balance	147,700,000.00
Coupon:	4.500%			Next Proj	9/25/04	Factor	1.00000000
Collateral:	Cpn 6.00 WAC 6.46 WAM 348 WALA 10			Stated Final	0/0/00	Delay	24

Historical CPR's: 8/04= 7/04= 6/04= 3mo= 6mo= 12mo= SI=

Curve: 3m=1.429 6m=1.661 1yr=2.090 2yr=2.375 3yr=2.705 4yr=3.085 5yr=3.377 7yr=3.735 10yr=4.218 30yr=5.034

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		400	100	150	200	700	1000	1500
	Av Life	3.375	4.258	3.517	3.375	2.741	1.953	1.311
Price	Window	9/04-8/12	9/04-1/13	9/04-8/12	9/04-8/12	9/04-8/33	9/04-3/09	9/04-2/07
99-28	Yield	4.484	4.495	4.486	4.484	4.472	4.446	4.402
99-29	Yield	4.474	4.487	4.476	4.474	4.459	4.429	4.377
99-30	Yield	4.463	4.478	4.466	4.463	4.447	4.412	4.352
99-31	Yield	4.453	4.470	4.456	4.453	4.434	4.395	4.326
100-00	Yield	4.442	4.461	4.446	4.442	4.422	4.377	4.301
100-01	Yield	4.432	4.453	4.436	4.432	4.409	4.360	4.276
100-02	Yield	4.422	4.445	4.426	4.422	4.397	4.343	4.251
100-03	Yield	4.411	4.436	4.416	4.411	4.384	4.326	4.226
100-04	Yield	4.401	4.428	4.406	4.401	4.372	4.309	4.201
100-05	Yield	4.390	4.419	4.396	4.390	4.359	4.292	4.176
100-06	Yield	4.380	4.411	4.386	4.380	4.346	4.275	4.151
100-07	Yield	4.370	4.403	4.376	4.370	4.334	4.258	4.126
100-08	Yield	4.359	4.394	4.366	4.359	4.321	4.241	4.102
100-09	Yield	4.349	4.386	4.356	4.349	4.309	4.224	4.077
100-10	Yield	4.339	4.377	4.346	4.339	4.296	4.206	4.052
100-11	Yield	4.328	4.369	4.336	4.328	4.284	4.189	4.027
100-12	Yield	4.318	4.361	4.327	4.318	4.272	4.172	4.002
100-13	Yield	4.308	4.352	4.317	4.308	4.259	4.155	3.977
100-14	Yield	4.297	4.344	4.307	4.297	4.247	4.138	3.952
100-15	Yield	4.287	4.336	4.297	4.287	4.234	4.121	3.927
100-16	Yield	4.277	4.327	4.287	4.277	4.222	4.104	3.902
100-17	Yield	4.266	4.319	4.277	4.266	4.209	4.087	3.878
100-18	Yield	4.256	4.311	4.267	4.256	4.197	4.070	3.853
100-19	Yield	4.246	4.302	4.257	4.246	4.184	4.053	3.828
100-20	Yield	4.235	4.294	4.247	4.235	4.172	4.036	3.803
100-21	Yield	4.225	4.285	4.237	4.225	4.159	4.019	3.778
100-22	Yield	4.215	4.277	4.227	4.215	4.147	4.002	3.754
100-23	Yield	4.204	4.269	4.217	4.204	4.135	3.985	3.729
100-24	Yield	4.194	4.261	4.208	4.194	4.122	3.968	3.704

All information contained herein, whether regarding assets backing any sec urities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). This material is for your private information, and we are not soliciting any action based upon it. Certain transactions give rise to substantial risk and are not suitable for all investors. We, or perso ns involved in the preparation or issuance of this material, may from time to time, ha ve long or short positions in, and buy or sell, securities, futures or options iden tical with or related to those mentioned herein. We make no representation that any tra nsaction can or could be effected at the indicated prices. This material may be fi led with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Information contained in this material is current as of the date appearing on this material only. The information herein has been pro vided solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer or any of the issuer's affiliates, in reliance on information regarding the c ollateral furnished by the issuer. Neither the issuer of the certificates nor Gold man, Sachs & Co. nor any of their affiliates makes any representation as to the accur acy or completeness of the information herein. The information contained in this m aterial may be based on assumptions regarding market conditions and other matters as r eflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual m arket conditions or events, and this material should not be relied upon for such pu rposes. In addition, we mutually agree that, subject to applicable law, you may discl ose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this mate rial may be obtained upon request.

CMO GS HYPOAUG6 PA

Scenario Report (Intex)

Goldman Sachs

Generated: 08/04/2004 08:38:04

CUSIP	Monthly	As Of	8/04	Pricing	8/3/04	Original	147,700,000.00
Description:	Accretion Directed,Senior,Pac			Settle	8/27/04	Balance	147,700,000.00
Coupon:	4.500%			Next Proj	9/25/04	Factor	1.00000000
Collateral:	Cpn 6.00 WAC 6.46 WAM 348 WALA 10			Stated Final	0/0/00	Delay	24

Historical CPR's: 8/04= 7/04= 6/04= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	CPR	CPR	CPR	CPR	CPR	CPR	CPR
PREPAY		10	20	30	40	50	60	70
	Av Life	3.462	3.375	3.388	2.372	1.764	1.352	1.043
Price	Window	9/04-8/12	9/04-8/12	9/04-5/34	9/04-5/13	9/04-10/09	9/04-6/08	9/04-7/07
99-08	Yield	4.690	4.693	4.695	4.751	4.818	4.898	4.999
99-09	Yield	4.680	4.683	4.684	4.737	4.799	4.873	4.967
99-10	Yield	4.669	4.672	4.673	4.722	4.780	4.848	4.935
99-11	Yield	4.659	4.662	4.663	4.708	4.760	4.823	4.903
99-12	Yield	4.649	4.651	4.652	4.693	4.741	4.799	4.872
99-13	Yield	4.639	4.641	4.642	4.679	4.722	4.774	4.840
99-14	Yield	4.628	4.630	4.631	4.664	4.703	4.749	4.808
99-15	Yield	4.618	4.620	4.620	4.650	4.684	4.725	4.776
99-16	Yield	4.608	4.609	4.610	4.635	4.665	4.700	4.745
99-17	Yield	4.598	4.599	4.599	4.621	4.646	4.675	4.713
99-18	Yield	4.587	4.588	4.589	4.606	4.626	4.651	4.681
99-19	Yield	4.577	4.578	4.578	4.592	4.607	4.626	4.650
99-20	Yield	4.567	4.567	4.568	4.577	4.588	4.601	4.618
99-21	Yield	4.557	4.557	4.557	4.563	4.569	4.577	4.587
99-22	Yield	4.546	4.547	4.547	4.548	4.550	4.552	4.555
99-23	Yield	4.536	4.536	4.536	4.534	4.531	4.528	4.523
99-24	Yield	4.526	4.526	4.526	4.519	4.512	4.503	4.492
99-25	Yield	4.516	4.515	4.515	4.505	4.493	4.479	4.460
99-26	Yield	4.506	4.505	4.505	4.490	4.474	4.454	4.429
99-27	Yield	4.496	4.494	4.494	4.476	4.455	4.429	4.397
99-28	Yield	4.485	4.484	4.484	4.461	4.436	4.405	4.366
99-29	Yield	4.475	4.474	4.473	4.447	4.417	4.380	4.334
99-30	Yield	4.465	4.463	4.463	4.433	4.398	4.356	4.303
99-31	Yield	4.455	4.453	4.452	4.418	4.379	4.331	4.272
100-00	Yield	4.445	4.442	4.442	4.404	4.360	4.307	4.240

All information contained herein, whether regarding assets backing any sec urities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). This material is for your private information, and we are not soliciting any action based upon it. Certain transactions give rise to substantial risk and are not suitable for all investors. We, or perso ns involved in the preparation or issuance of this material, may from time to time, ha ve long or short positions in, and buy or sell, securities, futures or options iden tical with or related to those mentioned herein. We make no representation that any tra nsaction can or could be effected at the indicated prices. This material may be fi led with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Information contained in this material is current as of the date appearing on this material only. The information herein has been pro vided solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer or any of the issuer's affiliates, in reliance on information regarding the c ollateral furnished by the issuer. Neither the issuer of the certificates nor Gold man, Sachs & Co. nor any of their affiliates makes any representation as to the accur acy or completeness of the information herein. The information contained in this m aterial may be based on assumptions regarding market conditions and other matters as r eflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual m arket conditions or events, and this material should not be relied upon for such pu rposes. In addition, we mutually agree that, subject to applicable law, you may discl ose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this mate rial may be obtained upon request.

CMO GS HYPOAUG6 PA

Scenario Report (Intex)

Goldman Sachs

Generated: 08/04/2004 08:36:47

CUSIP	Monthly	As Of	8/04	Pricing	8/3/04	Original	147,700,000.00
Description:	Accretion Directed,Senior,Pac			Settle	8/27/04	Balance	147,700,000.00
Coupon:	4.500%			Next Proj	9/25/04	Factor	1.00000000
Collateral:	Cpn 6.00 WAC 6.46 WAM 348 WALA 10			Stated Final	0/0/00	Delay	24

Historical CPR's: 8/04= 7/04= 6/04= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		400	100	150	200	700	1000	1500
	Av Life	3.375	4.258	3.517	3.375	2.741	1.953	1.311
Price	Window	9/04-8/12	9/04-1/13	9/04-8/12	9/04-8/12	9/04-8/33	9/04-3/09	9/04-2/07
99-08	Yield	4.693	4.665	4.688	4.693	4.725	4.791	4.906
99-09	Yield	4.683	4.656	4.677	4.683	4.712	4.774	4.881
99-10	Yield	4.672	4.648	4.667	4.672	4.699	4.757	4.855
99-11	Yield	4.662	4.639	4.657	4.662	4.686	4.739	4.830
99-12	Yield	4.651	4.631	4.647	4.651	4.674	4.722	4.805
99-13	Yield	4.641	4.622	4.637	4.641	4.661	4.705	4.779
99-14	Yield	4.630	4.614	4.627	4.630	4.648	4.687	4.754
99-15	Yield	4.620	4.605	4.617	4.620	4.636	4.670	4.729
99-16	Yield	4.609	4.597	4.607	4.609	4.623	4.653	4.704
99-17	Yield	4.599	4.588	4.597	4.599	4.611	4.635	4.678
99-18	Yield	4.588	4.580	4.587	4.588	4.598	4.618	4.653
99-19	Yield	4.578	4.571	4.577	4.578	4.585	4.601	4.628
99-20	Yield	4.567	4.563	4.567	4.567	4.573	4.584	4.603
99-21	Yield	4.557	4.554	4.556	4.557	4.560	4.566	4.578
99-22	Yield	4.547	4.546	4.546	4.547	4.547	4.549	4.552
99-23	Yield	4.536	4.537	4.536	4.536	4.535	4.532	4.527
99-24	Yield	4.526	4.529	4.526	4.526	4.522	4.515	4.502
99-25	Yield	4.515	4.520	4.516	4.515	4.510	4.498	4.477
99-26	Yield	4.505	4.512	4.506	4.505	4.497	4.480	4.452
99-27	Yield	4.494	4.504	4.496	4.494	4.484	4.463	4.427
99-28	Yield	4.484	4.495	4.486	4.484	4.472	4.446	4.402
99-29	Yield	4.474	4.487	4.476	4.474	4.459	4.429	4.377
99-30	Yield	4.463	4.478	4.466	4.463	4.447	4.412	4.352
99-31	Yield	4.453	4.470	4.456	4.453	4.434	4.395	4.326
100-00	Yield	4.442	4.461	4.446	4.442	4.422	4.377	4.301

All information contained herein, whether regarding assets backing any sec urities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). This material is for your private information, and we are not soliciting any action based upon it. Certain transactions give rise to substantial risk and are not suitable for all investors. We, or perso ns involved in the preparation or issuance of this material, may from time to time, ha ve long or short positions in. and buy or sell, securities, futures or options iden tical with or related to those mentioned herein. We make no representation that any tra nsaction can or could be effected at the indicated prices. This material may be fi led with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Information contained in this material is current as of the date appearing on this material only. The information herein has been pro vided solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer or any of the issuer's affiliates, in reliance on information regarding the c ollateral furnished by the issuer. Neither the issuer of the certificates nor Gold man, Sachs & Co. nor any of their affiliates makes any representation as to the accur acy or completeness of the information herein. The information contained in this m aterial may be based on assumptions regarding market conditions and other matters as r eflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual m arket conditions or events, and this material should not be relied upon for such pu rposes. In addition, we mutually agree that, subject to applicable law, you may discl ose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this mate rial may be obtained upon request.

GSR 0410F Group 9 Summary

Balance	WAC	WAM	Age	WAL
$22,644,000.00	7.13	104	67	2.09

Settlement	27-Aug-2004	**Prepay**	500 PSA
1st Pay Date	25-Sep-2004		

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dated Date	Notes
9PO	2,797,875.00	0	09/04 - 04/13	2.059	01-Aug-04	FIX
9PT8	19,585,125.00	8	09/04 - 04/13	2.059	01-Aug-04	FIX
9SUB	261,000.00	7	09/04 - 04/13	4.678	01-Aug-04	FIX

Pay Rules

1. Pay 9PO and 9PT8 pro rata to zero

Disclaimer:

hypo15_8pt - Dec - 9PO

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	91	77	64	50	36
	25-Aug-06	82	59	40	24	12
	25-Aug-07	72	44	24	11	4
	25-Aug-08	61	32	14	5	1
	25-Aug-09	50	22	8	2	0
	25-Aug-10	38	14	4	1	0
	25-Aug-11	24	8	2 *		0
	25-Aug-12	10	3	1 *		0
	25-Aug-13	0	0	0	0	0
WAL		4.812	3.096	2.059	1.41	0.983
Principal Window		Sep04-Apr13	Sep04-Apr13	Sep04-Apr13	Sep04-Apr13	Sep04-Jul09
Prepay		0 PSA	250 PSA	500 PSA	750 PSA	1000 PSA

Disclaimer:

hypo15_8pt - Dec - 9PT8

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	91	77	64	50	36
	25-Aug-06	82	59	40	24	12
	25-Aug-07	72	44	24	11	4
	25-Aug-08	61	32	14	5	1
	25-Aug-09	50	22	8	2	0
	25-Aug-10	38	14	4	1	0
	25-Aug-11	24	8	2 *		0
	25-Aug-12	10	3	1 *		0
	25-Aug-13	0	0	0	0	0
WAL		4.812	3.096	2.059	1.41	0.983
Principal Window		Sep04-Apr13	Sep04-Apr13	Sep04-Apr13	Sep04-Apr13	Sep04-Jul09
Prepay		0 PSA	250 PSA	500 PSA	750 PSA	1000 PSA

Disclaimer:

hypo15_8pt - Dec - 9SUB

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	91	91	91	91	91
	25-Aug-06	82	82	82	82	82
	25-Aug-07	72	72	72	72	72
	25-Aug-08	61	61	61	61	61
	25-Aug-09	50	50	50	50	44
	25-Aug-10	38	36	34	31	13
	25-Aug-11	24	22	19	16	3
	25-Aug-12	10	8	6	5	1
	25-Aug-13	0	0	0	0	0
WAL		4.812	4.746	4.678	4.607	4.207
Principal Window		Sep04-Apr13	Sep04-Apr13	Sep04-Apr13	Sep04-Apr13	Sep04-Apr13
Prepay		0 PSA	250 PSA	500 PSA	750 PSA	1000 PSA

Disclaimer:

hypo15_8pt - Dec - COLLAT

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	91	78	64	50	37
	25-Aug-06	82	59	40	25	13
	25-Aug-07	72	44	25	12	5
	25-Aug-08	61	32	15	6	2
	25-Aug-09	50	22	8	3	1
	25-Aug-10	38	14	4	1 *	
	25-Aug-11	24	8	2 *	*	
	25-Aug-12	10	3	1 *	*	
	25-Aug-13	0	0	0	0	0
WAL		4.812	3.115	2.09	1.447	1.02
Principal Window		Sep04-Apr13	Sep04-Apr13	Sep04-Apr13	Sep04-Apr13	Sep04-Apr13
Prepay		0 PSA	250 PSA	500 PSA	750 PSA	1000 PSA

Disclaimer:

GSR 04-10F Group 8 Summary

Balance	WAC	WAM	Age	WAL
$40,254,000.00	7.019	307	48	2.703

Settlement	27-Aug-2004	**Prepay**	500 PSA
1st Pay Date	25-Sep-2004		

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dated Date	Notes
8PO	4,888,250.00	0	09/04 - 03/30	2.533	01-Aug-04	FIX
8PT80	34,217,750.00	8	09/04 - 03/30	2.533	01-Aug-04	FIX
8SUB	1,148,000.00	7	09/04 - 03/30	8.484	01-Aug-04	FIX

Pay Rules

1. Pay 8PT80 and 8PO pro rata to zero

hypo30_8pt - Dec - 8PO

Date	*1*	*2*	*3*	*4*	*5*
27-Aug-04	100	100	100	100	100
25-Aug-05	99	83	68	53	38
25-Aug-06	97	69	46	27	13
25-Aug-07	95	57	31	14	3
25-Aug-08	94	48	20	6	0
25-Aug-09	92	39	13	2	0
25-Aug-10	90	32	8 *		0
25-Aug-11	87	27	5	0	0
25-Aug-12	85	22	3	0	0
25-Aug-13	82	18	2	0	0
25-Aug-14	80	15	2	0	0
25-Aug-15	77	12	1	0	0
25-Aug-16	74	10	1	0	0
25-Aug-17	70	8 *		0	0
25-Aug-18	67	6 *		0	0
25-Aug-19	63	5 *		0	0
25-Aug-20	59	4 *		0	0
25-Aug-21	54	3 *		0	0
25-Aug-22	49	2 *		0	0
25-Aug-23	44	2 *		0	0
25-Aug-24	39	1 *		0	0
25-Aug-25	33	1 *		0	0
25-Aug-26	27	1 *		0	0
25-Aug-27	20 *	*		0	0
25-Aug-28	13 *	*		0	0
25-Aug-29	5 *	*		0	0
25-Aug-30	0	0	0	0	0
WAL	16.455	5.192	2.533	1.507	1.002
Principal Window	Sep04-Mar30	Sep04-Mar30	Sep04-Mar30	Sep04-Jan11	Sep04-Jul08
Prepay	0 PSA	250 PSA	500 PSA	750 PSA	1000 PSA

Disclaimer:

hypo30_8pt - Dec - 8PT80

Date		*1*	*2*	*3*	*4*	*5*
	27-Aug-04	100	100	100	100	100
	25-Aug-05	99	83	68	53	38
	25-Aug-06	97	69	46	27	13
	25-Aug-07	95	57	31	14	3
	25-Aug-08	94	48	20	6	0
	25-Aug-09	92	39	13	2	0
	25-Aug-10	90	32	8 *		0
	25-Aug-11	87	27	5	0	0
	25-Aug-12	85	22	3	0	0
	25-Aug-13	82	18	2	0	0
	25-Aug-14	80	15	2	0	0
	25-Aug-15	77	12	1	0	0
	25-Aug-16	74	10	1	0	0
	25-Aug-17	70	8 *		0	0
	25-Aug-18	67	6 *		0	0
	25-Aug-19	63	5 *		0	0
	25-Aug-20	59	4 *		0	0
	25-Aug-21	54	3 *		0	0
	25-Aug-22	49	2 *		0	0
	25-Aug-23	44	2 *		0	0
	25-Aug-24	39	1 *		0	0
	25-Aug-25	33	1 *		0	0
	25-Aug-26	27	1 *		0	0
	25-Aug-27	20 *	*		0	0
	25-Aug-28	13 *	*		0	0
	25-Aug-29	5 *	*		0	0
	25-Aug-30	0	0	0	0	0
WAL		16.455	5.192	2.533	1.507	1.002
Principal Window		Sep04-Mar30	Sep04-Mar30	Sep04-Mar30	Sep04-Jan11	Sep04-Jul08
Prepay		0 PSA	250 PSA	500 PSA	750 PSA	1000 PSA

Disclaimer:

hypo30_8pt - Dec - 8SUB

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	99	99	99	99	99
	25-Aug-06	97	97	97	97	97
	25-Aug-07	95	95	95	95	95
	25-Aug-08	94	94	94	94	84
	25-Aug-09	92	92	92	92	33
	25-Aug-10	90	85	81	75	13
	25-Aug-11	87	78	68	47	5
	25-Aug-12	85	69	54	25	2
	25-Aug-13	82	59	39	13	1
	25-Aug-14	80	48	26	7 *	
	25-Aug-15	77	39	18	4 *	
	25-Aug-16	74	32	12	2 *	
	25-Aug-17	70	26	8	1 *	
	25-Aug-18	67	21	5	1 *	
	25-Aug-19	63	17	4 *	*	
	25-Aug-20	59	13	2 *	*	
	25-Aug-21	54	11	1 *	*	
	25-Aug-22	49	8	1 *	*	
	25-Aug-23	44	6	1 *	*	
	25-Aug-24	39	5 *	*	*	
	25-Aug-25	33	3 *	*	*	
	25-Aug-26	27	2 *	*	*	
	25-Aug-27	20	1 *	*	*	
	25-Aug-28	13	1 *	*		0
	25-Aug-29	5 *	*	*		0
	25-Aug-30	0	0	0	0	0

WAL	16.455	10.54	8.484	7.035	4.802
Principal Window	Sep04-Mar30	Sep04-Mar30	Sep04-Mar30	Sep04-Mar30	Sep04-Oct27
Prepay	0 PSA	250 PSA	500 PSA	750 PSA	1000 PSA

Disclaimer:

Disclaimer:

hypo30_8pt - Dec - COLLAT

Date		1	2	3	4	5
	27-Aug-04	100	100	100	100	100
	25-Aug-05	99	84	69	54	39
	25-Aug-06	97	70	48	29	16
	25-Aug-07	95	59	33	16	6
	25-Aug-08	94	49	22	9	2
	25-Aug-09	92	41	15	5	1
	25-Aug-10	90	34	11	2 *	
	25-Aug-11	87	28	7	1 *	
	25-Aug-12	85	23	5	1 *	
	25-Aug-13	82	19	3 *	*	
	25-Aug-14	80	16	2 *	*	
	25-Aug-15	77	13	2 *	*	
	25-Aug-16	74	10	1 *	*	
	25-Aug-17	70	8	1 *	*	
	25-Aug-18	67	7 *	*	*	
	25-Aug-19	63	5 *	*	*	
	25-Aug-20	59	4 *	*	*	
	25-Aug-21	54	3 *	*	*	
	25-Aug-22	49	3 *	*	*	
	25-Aug-23	44	2 *	*	*	
	25-Aug-24	39	2 *	*	*	
	25-Aug-25	33	1 *	*	*	
	25-Aug-26	27	1 *	*	*	
	25-Aug-27	20 *	*	*	*	
	25-Aug-28	13 *	*	*		0
	25-Aug-29	5 *	*	*		0
	25-Aug-30	0	0	0	0	0
WAL		16.455	5.345	2.703	1.665	1.11
Principal Window		Sep04-Mar30	Sep04-Mar30	Sep04-Mar30	Sep04-Mar30	Sep04-Apr29
Prepay		0 PSA	250 PSA	500 PSA	750 PSA	1000 PSA

Disclaimer: